REPORT ANNUAL 2015

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table of Letter to Shareholders 1 Stock Performance 2 Financial Informati on F1 Corporat e Data  Inside Back Cover contents

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product and marketing strategies; new service offerings; future investment opportunities; the performance of our current investments; the recoverability of our goodwill and other long-lived assets; our projected sources and uses of cash; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our “Letter to Shareholders” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:  customer demand for our products and services and our ability to adapt to changes in demand; • competitor responses to our products and services; • the levels and quality of online traffic to our businesses’ websites and the ability of our subsidiaries to convert visitors into consumers or contributors; • the expansion of social integration and member acquisition efforts with social media by our subsidiaries; • the impact of changes in search engine algorithms and dynamics or search engine disintermediation; • uncertainties inherent in the development and integration of new business lines and business strategies; • our future financial performance, including availability, terms and deployment of capital; • our ability to successfully integrate and recognize anticipated efficiencies and benefits from the businesses we acquire; • the ability of suppliers and vendors to deliver products, equipment, software and services; • availability of qualified personnel; • changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission and Federal Trade Commission, and adverse outcomes from regulatory proceedings; changes in the business models of our subsidiaries; • changes in the nature of key strategic relationships with partners, distributors, suppliers and vendors; • domestic and international economic and business conditions and industry trends, including the current economic downturn and those which result in declines or disruptions in the travel industry; • consumer spending levels, including the availability and amount of individual consumer debt; • costs related to the maintenance and enhancement of brand awareness by our subsidiaries; • advertising spending levels; • rapid technological changes; • the regulatory and competitive environment of the industries in which our subsidiaries operate; • our failure, and the failure of our subsidiaries, to protect the security of personal information about customers, subjecting each of us to potentially costly government enforcement actions or private litigation and reputational damage; • threatened terrorist attacks, political unrest in international markets and ongoing military action around the world; and • fluctuations in foreign currency exchange rates. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forwardlooking statement. This Annual Report includes information concerning TripAdvisor, Inc., a public company in which we have a controlling interest that files reports and other information with the SEC in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning this company has been derived from the reports and other information filed by it with the SEC. If you would like further information about this company, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

Letter t o shareholder s 2015 was an exciting year for Liberty TripAdvisor Holdings, as we saw tremendous positive developments at TripAdvisor. Chief Executive Officer Steve Kaufer continues to lead the business with a focus on the long-term, as he has since he founded TripAdvisor in 2000. The TripAdvisor mission of helping users plan and book the perfect trip continues to guide the company. As a result, TripAdvisor has taken the key strategic steps to improve its product offering in anticipation of ever-evolving consumer demands and expanded its marketplace to drive more business for advertising partners. We couldn’t be more supportive of the team’s long-term vision and strategy, both as shareholders and as board members. Liberty TripAdvisor has seen its shares trade relatively in-line with the volatile public market valuation of TripAdvisor. TripAdvisor TripAdvisor is the world’s largest travel site* with more than 350 million unique monthly visitors.** The company strengthened its competitive moat in user-generated content, with content being added at the rate of more than 200 contributions per minute. In 2015, users added 80 million contributions and in total there are more than 320 million reviews and opinions on 6.2 million businesses around the globe. TripAdvisor’s influence on travel commerce continues to grow. Leveraging its strong community and content advantages, TripAdvisor is pursuing its goal to help users plan and book the perfect trip. First, it continues to focus on growing content and giving its growing user base the best research experience in travel. Second, it is building awareness as a great place to compare hotel prices through its PriceFinder tools, which were first introduced in 2013 to help users compare and find the best prices across more than 200 booking engines around the web. And, third, in anticipation of consumers’ desire for a seamless, one-stop shopping experience, TripAdvisor has been rolling out its Instant Booking feature, which enables users to seamlessly book their hotel stays on TripAdvisor. 2015 was a year of great progress building the Instant Booking marketplace, as TripAdvisor added Marriott, Starwood and Wyndham to the Instant Book platform, solidifying partnerships with 8 of the 10 largest hotel chains. It has also partnered with The Priceline Group, the largest OTA in the world. Through these partnerships, users can book 450,000 hotels worldwide on the TripAdvisor platform. As such, in the third quarter, the team launched Instant Booking to all users in the United States and United Kingdom markets and has accelerated the global rollout thus far in 2016. Throughout this transition, the focus on the long-term and the desire to move quickly has created some near-term economic trade-offs. However, you would be hard pressed to find a technology company as uniquely positioned that is willing—and able—to undergo a larger transition in a shorter timeframe, really two transitions, all while continuing to grow the business at impressive rates. Similar to hotels, the company is also expanding its consumer offering in complementary travel categories by enabling users to seamlessly book attractions, restaurants and vacation rentals. More than 50% of users visit TripAdvisor to research and plan these categories, making the company uniquely positioned for growth. Specifically, TripAdvisor sees the potential for attractions to become its next $1 billion revenue business. In 2015 it launched Marketplace, which tripled the number of bookable attractions from 11,000 to 32,000. Similarly, it expanded its restaurants business—TheFork.com—both organically and inorganically and now operates in 12 countries with over 33,000 bookable restaurants on the platform. We believe TripAdvisor is absolutely taking the right approach, focusing on the longer-term view, making the necessary investments, and will be successful in turning a growing percentage of their loyal users into loyal bookers. Looking Ahead If it wasn’t already clear from the commentary above, we are very excited about TripAdvisor’s prospects. Travel is a $1.3 trillion*** global industry and TripAdvisor’s competitive position is strong and its share-gain opportunity is huge. The business is attractive, with its large, loyal user base, rich user content, and large opportunities in its core Hotel business as well as its unique opportunity to expand its offerings in attractions, restaurants and vacation rentals. While the business is in the midst of a significant transition, we believe the volatility created presents an opportunity for investors. We believe that Steve and team are employing a thoughtful, long-term strategy and that their strong execution will prevail and patient capital will be rewarded. We at Liberty share this long-term, strategic vision for the company and look forward to strong results over the coming years. We look forward to seeing many of you at this year’s annual investor meeting, which will take place on November 10th at the Times Center at 242 West 41st Street in New York City. We appreciate your ongoing support. Very truly yours, Gregory B. Maffei Chairman of the Board * Source: comScore Media Metrix for TripAdvisor Sites, worldwide, November 2015 ** Source: TripAdvisor log files, average monthly unique visitors, Q3 2015 *** Source: Phocuswright estimate cited in TripAdvisor’s 2015 Form 10-K stock performance The following graph compares the percentage change in the cumulative total shareholder return on an investment in Liberty TripAdvisor Series A and Series B common stock from August 28, 2014 (the day Liberty TripAdvisor began trading “regular-way” following its spin-off from Liberty Interactive Corporation) through December 31, 2015, in comparison to the S&P 500 Index and S&P Information Technology Index. 8/28/2014 12/31/2014 12/31/2015 Liberty TripAdvisor Series A $100.00 $74.72 $84.28 Liberty TripAdvisor Series B $100.00 $63.48 $73.48 S&P 500 Information Technology Index $100.00 $104.53 $108.99 S&P 500 Index $100.00 $103.11 $102.36 Note: Trading data for the Series B shares is limited as the shares are thinly traded.

Market for Registrant's Common Equity and Related Stockholder Matters of Equity Securities. Market Information Our Series A and Series B common stock have been outstanding since August 27, 2014. Each series of our common stock trades on the Nasdaq Global Select Market. The following table sets forth the range of high and low sales prices of shares of our common stock for the years ended December 31, 2015 and 2014, for the periods they were outstanding. Liberty TripAdvisor Holdings, Inc. Series A Series B High Low High Low 2014 Third quarter (after August 27, 2014) $ 38.39 32.46 42.00 35.44 Fourth quarter$ 34.04 23.91 35.44 19.64 2015 First quarter $ 34.04 23.46 36.92 23.96 Second quarter $ 33.69 27.29 37.68 31.24 Third quarter $ 35.10 22.09 35.17 23.99 Fourth quarter  $ 32.01 22.20 31.84 24.84 Holders As of January 31, 2016, there were approximately 1,291 and 64 record holders of our Series A and Series B common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder. Dividends We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations. Securities Authorized for Issuance Under Equity Compensation Plans Information required by this item is incorporated by reference to our definitive proxy statement for our 2016 Annual Meeting of stockholders. Purchases of Equity Securities by the Issuer 2,121 shares of Series A Liberty TripAdvisor Holdings, Inc. common stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock during the three months ended December 31, 2015.

Selected Financial Data. The following tables present selected historical information relating to our financial condition and results of operations for the past five years. Certain prior period amounts have been reclassified for comparability with current year presentation. The following data should be read in conjunction with our consolidated financial statements. December 31, 2015 2014 2013 2012 2011 Summary Balance Sheet Data: amounts in millions Cash and cash equivalents $ 644 509 354 369 1 Investments in available for sale securities and other cost investments $ 37 31 188 99 — Investment in affiliates(1) $ — — — — 183 Intangible assets not subject to amortization $ 5,492 5,510 5,292 5,267 46 Intangible assets subject to amortization, net $ 625 841 908 1,158 2 Total assets  $ 7,285 7,366 7,087 7,205 350 Long-term debt $ 620 662 298 343 1 Deferred income tax liabilities $ 719 808 853 972 — Total stockholders' equity $ 808 897 1,208 1,279 329 Noncontrolling interest $ 4,628 4,450 4,373 4,340 — Years ended December 31, 2015 2014 2013 2012 (1) 2011 Summary Statement of Operations Data: amounts in millions, except per share amounts Revenue $ 1,565 1,329 1,034 165 155 Operating income (loss) $ 15 68 (17) (54) — Interest Expense, including related party $ (28) (13) (12) (1) — Share of earnings (losses) of affiliates $ — — — 38 1 Other, net $ 17 (11) 1 1,121 — Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders $ (40) (22) (7) 983 12 Basic net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. stockholders per common share: Series A and Series B common stock (2) $ (0.53) (0.30) (0.10) 13.35 0.16 Diluted earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. stockholders per common share: Series A and Series B common stock (2) $ (0.53) (0.30) (0.10) 13.35 0.16 (1) During May 2012, TripCo sold approximately 8.5 million shares of TripAdvisor for cash proceeds of $338 million. The sale resulted in a $288 million gain recorded in other, net, based on the average cost of those shares, in the statements of operations. On December 11, 2012, we acquired approximately 4.8 million additional shares of common stock of TripAdvisor (an additional 4% equity ownership interest), for $300 million, along with the right to control the vote of the shares of TripAdvisor’s common stock and class B common stock we own. Following the transaction we owned approximately 22% of the equity and 57% of the total votes of all classes of TripAdvisor common stock. As we now control TripAdvisor, we applied the applicable purchase accounting guidance and recorded a gain on the transaction of $800 million on our ownership interest held prior to the transaction, recognized in the other, net line in the consolidated statements of operations. (2) Liberty issued 73,685,924 common shares, which is the aggregate number of shares of Series A and Series B common stock outstanding upon the completion of the Trip Spin-Off on August 27, 2014. The same number of shares is being used for both basic and diluted earnings per share for all periods prior to the date of the Trip Spin-Off as no Company equity awards were outstanding prior to the Trip Spin-Off.

 Management's Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Overview During October 2013, the Board of Directors of Liberty Interactive Corporation and its subsidiaries (“Liberty”) authorized a plan to distribute to the stockholders of Liberty’s Liberty Ventures common stock shares of a wholly-owned subsidiary Liberty TripAdvisor Holdings, Inc. (“TripCo” or the “Company”) which holds the subsidiaries TripAdvisor, Inc. (“TripAdvisor”) and BuySeasons, Inc. which includes the retail businesses BuyCostumes.com and Celebrate Express (“BuySeasons”) (the “Trip Spin-Off”). The transaction was completed on August 27, 2014 and was effected as a pro-rata dividend of shares of TripCo to the stockholders of Series A and Series B Liberty Ventures common stock of Liberty. The Trip Spin-Off is intended to be tax-free and has been accounted for at historical cost due to the pro rata nature of the distribution to shareholders of Liberty Ventures common stock. The financial information represents a combination of the historical results of TripAdvisor and BuySeasons as discussed in note 1 in the accompanying consolidated financial statements. These financial statements refer to the combination of TripAdvisor and BuySeasons as “TripCo,” “the Company,” “us,” “we” and “our” in the notes to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Our “Corporate and Other” category includes our interest in BuySeasons and corporate expenses. Strategies and Challenges Executive Summary Our results prior to December 11, 2012 were largely dependent on the operating performance of BuySeasons. In 2013 and future periods, results for TripCo have been and will be largely dependent upon the operating performance of TripAdvisor. Therefore, the executive summary below contains the strategies and challenges of TripAdvisor for an understanding of the business objectives of TripAdvisor, our most significant operating business. In addition, we have included challenges and strategies related to BuySeasons. Strategies and Challenges Related to TripAdvisor TripAdvisor’s financial results are currently principally dependent on its ability to drive click-based advertising revenue. TripAdvisor is investing in areas of potential click-based advertising revenue growth, including enabling users to transact directly on its site, international expansion and innovations in the mobile user experience. TripAdvisor is also investing in display-based advertising, Business Listings, Attractions, Restaurants and Vacation Rentals. As the largest online travel website, TripAdvisor believes it is an attractive marketing channel for advertisers—including hotel chains, independent hoteliers, online travel agencies, destination marketing organizations, and other travel-related and non-travel related product and service providers—who seek to sell their products and services to its large user base. The key drivers of click-based and display-based advertising revenue are described below, as well as a summary of key growth areas and the current trends impacting the business. Key Drivers of Click-Based Advertising Revenue For the years ended December 31, 2015, 2014 and 2013, 64%, 70% and 74%, respectively, of TripAdvisor’s total revenue came from TripAdvisor’s cost-per-click, or CPC, based lead generation product. The key drivers of TripAdvisor’s click-based advertising revenue include the growth in monthly unique hotel shoppers and particularly revenue per hotel shopper.

 Hotel shoppers: TripAdvisor believes total traffic growth, or growth in monthly visits from unique visitors, is reflective of its overall brand growth. Additionally, TripAdvisor tracks and analyzes sub-segments of its traffic and their correlation to revenue generation and utilize data regarding hotel shoppers as a key indicator of revenue growth. TripAdvisor uses the term “hotel shoppers” to refer to visitors who view either a listing of hotels in a city or a specific hotel page. The number of hotel shoppers tends to vary based on seasonality of the travel industry and general economic conditions, as well as other factors outside of TripAdvisor’s control. Given these factors, as well as the trend towards increased usage on mobile devices (for which usage trends continue to evolve) and international growth, quarterly and annual hotel shopper growth is difficult to forecast. Average monthly unique hotel shoppers on TripAdvisor sites increased 16% for the year ended December 31, 2015 over 2014 and increased 10% for the year ended December 31, 2014 over 2013, according to TripAdvisor’s internal log files. The increase in hotel shoppers for the year ended December 31, 2015 is primarily due to success in TripAdvisor’s online marketing strategy, a growing number of hotel shoppers visiting its websites on mobile devices, as well as favorable comparatives for search engine optimization (“SEO”) due to lower average monthly unique hotel shopper growth during the majority of the year ended December 31, 2014. Increasing the number of hotel shoppers on TripAdvisor’s sites remains a top strategic priority.. Revenue per hotel shopper: Revenue per hotel shopper is designed to measure how effectively TripAdvisor converts hotel shoppers into revenue on TripAdvisor-branded websites. Revenue per hotel shopper is made up of three factors—the number of monthly unique hotel shoppers on TripAdvisor-branded websites, the rate of conversion of a hotel shopper to a paid click or a booking in the case of its instant booking feature, and the price per click or commission per booking that TripAdvisor receives. Conversion of a hotel shopper to a paid click or booking on a TripAdvisor site is driven primarily by three factors: merchandising, commerce coverage and choice. TripAdvisor defines merchandising as the number and location of ads that are available on a page; TripAdvisor defines commerce coverage as whether it has a partner who can take an online booking for a particular property; and TripAdvisor defines choice as the number of partners available for any given property. Hotel shoppers visiting via mobile generally monetize at a significantly lower rate than hotel shoppers visiting via desktop and tablet. Cost per click is the effective price that partners are willing to pay for a hotel shopper lead, and is determined through a competitive bidding process. CPCs are generally lower in international markets as well as on mobile. Revenue per hotel shopper decreased 6% for the year ended December 31, 2015 in comparison to 2014, and increased 15% for the year ended December 31, 2014 in comparison to 2013, according to TripAdvisor’s internal log files. The decrease in revenue per hotel shopper for the year ended December 31, 2015 over 2014, is primarily due to pricing pressure experienced during 2015, particularly in the second half of the year; which includes the impact from (i) product changes, such as TripAdvisor’s decision to accelerate the rollout of its instant booking feature to its US and UK markets on all devices in the third quarter of 2015, (ii) the prolonged weakness of the Euro, which has decreased its CPCs, and (iii) a growing number of hotel shoppers visiting its websites on mobile devices. Revenue per hotel shopper increased 15% for the year ended December 31, 2014 over 2013, largely due to TripAdvisor’s implementation of hotel metasearch completed in June 2013, which resulted in higher CPC pricing paid by its partners, due to higher quality clicks being delivered, offset by relatively lower rates of hotel shopper conversion. Key Drivers of Display-Based Advertising Revenue For the years ended December 31, 2015, 2014 and 2013, approximately 11%, 11% and 13%, respectively, of TripAdvisor’s total revenue came from its display-based advertising product. The key drivers of TripAdvisor’s displaybased advertising revenue include the growth in number of impressions, or the number of times an ad is displayed on TripAdvisor’s site, and the revenue received for such impressions measured in cost per thousand impressions, or CPM (or pricing). According to TripAdvisor’s internal log files, the number of impressions sold increased 14% and 19% for the years ended December 31, 2015 and 2014, respectively, primarily due to increased sales productivity, as well as increased sellable inventory due to traffic growth, and introduction of new products and features, while pricing decreased 1% for both years. Key Growth Areas TripAdvisor continues to invest in areas of potential growth, including TripAdvisor’s content and community, product innovation and international expansion.

 Content & Community. TripAdvisor is a website on which travelers can research content and share their travel experiences with the rest of the world. Establishing and nurturing a sense of community among users and brand loyalty is a key priority and a competitive advantage for TripAdvisor. As a result, TripAdvisor continues to look for ways to make it easier for users to plan, compare and book their perfect trip on TripAdvisor as well as to share their experiences. Mobile. Innovating and improving TripAdvisor’s mobile products is a key priority. As of December 31, 2015, TripAdvisor reached 290 million downloads of its mobile app and average monthly unique visitors via smartphone and tablet devices grew 32% year-over-year, according to TripAdvisor’s internal log files. TripAdvisor anticipates that the rate of growth in mobile visitors will continue to exceed the growth rate of its overall unique monthly visitors, and that an increasing proportion of users will use mobile devices to access the full range of services available on its sites. TripAdvisor is investing significant resources to improve the features, functionality and commercialization of its mobile websites and applications. Direct Hotel Bookings on TripAdvisor’s Websites. TripAdvisor believes that allowing users to book directly online without leaving its websites will result in a better user experience as well as, ultimately, additional revenue. Instant booking is a feature that enables users to book a hotel reservation directly with a hotel or OTA partner while remaining on the TripAdvisor website. TripAdvisor has been gradually rolling this feature out in the U.S. since June 2014, and in 2015, accelerated the rollout of instant booking for hotels across its U.S. and U.K. platforms to all users on all devices. TripAdvisor also plans to continue rolling out this feature to additional international markets in 2016. TripAdvisor’s business success depends in large part on its ability to maintain and expand relationships with its partners in the travel industry. These partners power the instant booking feature on TripAdvisor’s website and it believes that these partners will also benefit from this feature, through increased reservations and more direct relationships with travelers. International Expansion. TripAdvisor is focused on strengthening its broad global footprint as its believes that penetrating international markets represent a long-term opportunity. TripAdvisor continues to improve localization and grow its user base in Europe, Asia and South America, especially in emerging markets, such as Brazil, Russia and China. In addition, TripAdvisor currently has a lead product offering in the Chinese market—re-branded Mao Tu Ying (or TripAdvisor China) — headquartered in Beijing. During the year ended December 31, 2015, international revenue accounted for 50% of TripAdvisor’s worldwide revenue. Restaurants & Attractions. TripAdvisor has information and user-generated content on 3.8 million restaurants and 625,000 attractions around the world. As a significant percentage of its users are not hotel shoppers, TripAdvisor believes it has a unique opportunity to monetize its community of these non-hotel shoppers looking for places to eat and things to do. With the acquisitions of TripAdvisor’s online restaurant reservation businesses, including Lafourchette, and Viator for online bookable tours and attractions, TripAdvisor is attempting to match more users with more businesses. Vacation Rentals. TripAdvisor offers individual property owners and property managers the ability to list their properties using a free-to-list, commission-based structure or a subscription-based fee option and TripAdvisor believes its highly-engaged and motivated user community creates a competitive advantage in this market. In the year ended December 31, 2015, Vacation Rental property listings grew 18% to 770,000 properties, driven by strong listings growth in TripAdvisor’s free-to-list model. Current Trends Affecting TripAdvisor’s Business Current Trends Affecting TripAdvisor’s Business Continued Shift to Online Travel and Social Media to Access Travel Information. According to Phocuswright, global travel spending is expected to exceed $1.3 trillion in 2016. Travel related commerce, information and advertising continue to migrate to the Internet and away from traditional media outlets. Consumers are increasingly using online social media channels, such as Facebook and Twitter, as a means to communicate and exchange information, including travel information and opinions. TripAdvisor believes this trend will continue to create strategic growth opportunities, allowing it to attract new consumers and develop unique and effective advertising solutions. Over the years, TripAdvisor has made significant progress using social networking to leverage the expanding use of these channels and enhance traffic diversification and user engagement. TripAdvisor believes that the Internet will continue to become even more integral to the travel-planning process due to increasing worldwide online penetration, particularly given the capabilities that the Internet provides travelers, including the ability to refine searches, compare destinations, view real-time pricing, complete bookings, and access information while in-destination. TripAdvisor will continue to adapt its user experience in response to a changing Internet environment and usage trends. Increasing Competition. The travel planning industry and, more generally, the business of collecting and aggregating travel-related resources and information, as well as enabling consumers to purchase travel-related products, continues to be increasingly competitive. There are an increasing number of companies, including search companies, such as Google, Inc. and Baidu.com, Inc., large and increasingly consolidating online travel agencies, or OTAs (such as Expedia and Priceline and their respective subsidiaries), as well as new global entrants such as Airbnb, Inc. and Alibaba that collect and aggregate travel information and resources and enable consumers to plan and book travel. TripAdvisor plans to continue to invest in order to remain the leading source of travel reviews as well as continue to enhance its user experience. Accelerated Rollout of Instant Booking. Revenue from TripAdvisor’s instant booking feature is included in clickbased advertising revenue. Currently, TripAdvisor’s instant booking feature is monetizing at a lower revenue per hotel shopper rate compared to its metasearch feature. While TripAdvisor expects to close this monetization gap, primarily by continuing to streamline its booking path to enhance user experience, persistently promoting the TripAdvisor brand as the place to “plan, compare and book” and continuing to seek partners with strong branding and supply channels, there is no guarantee that these initiatives will ultimately be successful and, if not, TripAdvisor’s click-based advertising revenue may be materially adversely affected. In addition, TripAdvisor’s instant booking revenue, recorded under the consumption model, is recognized at the time the traveler consumes the stay. Comparatively, instant booking revenue under the transaction model is recorded at the time the user books the stay and TripAdvisor’s metasearch feature revenue is recorded when a traveler makes the clickthrough to the travel partners’ websites. Based on TripAdvisor’s internal data, it currently estimates the average time between a user booking a stay to consuming a stay is approximately three to five weeks, subject to seasonal variations. In future periods, greater contribution from TripAdvisor’s instant booking consumption model to click-based advertising revenue could result in additional revenue recognized at the time of a consumed stay and therefore a shift in the timing of revenue recognition. Evolution of the 360 Degree Travel Experience. TripAdvisor believes its role in the overall travel experience continues to grow in importance in the travel industry, as it emphasizes to travelers that it is the place to “plan, compare and book” their trip. TripAdvisor’s websites globally reached 350 million average monthly unique visitors during the year ended December 31, 2015, according to TripAdvisor’s internal log files. With 320 million reviews and opinions on 6.2 million places to stay, places to eat and things to do – including 995,000 hotels and accommodations and 770,000 vacation rentals, 3.8 million restaurants and 625,000 attractions in 125,000 destinations throughout the world, TripAdvisor believes it has the best content in the travel industry for research and travel planning decision-making. When combined with TripAdvisor’s hotel metasearch capabilities to compare and find the best prices, its instant booking feature, allowing users to book their hotels on all devices directly on its website, and subsequent to their trip the ability to submit a traveler review, TripAdvisor has become a 360 degree or end to end travel experience. Growth in Mobile Phone and Other Handheld Devices. To access the internet, users are increasingly using devices other than desktop computers, including mobile phone devices and handheld computers such as notebooks and tablets. To address these growing user demands, TripAdvisor continues to extend its platform to develop mobile phone and tablet applications to deliver travel information and resources. Although the substantial majority of its mobile phone users also access and engage with TripAdvisor’s websites on personal computers and tablets where it displays advertising, TripAdvisor’s users could decide to access its products primarily through mobile phone devices. TripAdvisor displays graphic advertising on mobile phone devices; however, its mobile phone monetization strategies are still developing, as mobile phone monetization is significantly less than desktop and tablet monetization. Mobile phone growth and development remains a key strategy and TripAdvisor will continue to invest and innovate in this growing platform to help maintain and grow its user base, engagement and monetization over the long term.

 Strategies and Challenges Related to BuySeasons BuySeasons is engaged in the online costume and party supply business. In recent years, BuySeasons has faced increased competition from both internet companies and brick-and-mortar stores resulting in declining revenue and lower margins due primarily to increased marketing spend and discounting of products to drive sales. In order to try and reverse these adverse trends, BuySeasons intends to significantly reduce its focus on its retail sales and instead focus on its relationships with online marketplaces. In addition, BuySeasons intends to continue implementing cost-cutting measures across the organization, including warehouse operations, customer service and corporate expenses, to improve Adjusted OIBDA margins. Results of Operations—Consolidated General. We provide in the tables below information regarding our historical Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our reportable segment. The “corporate and other” category consists of those assets or businesses which we do not disclose separately, such as BuySeasons. For a more detailed discussion and analysis of the financial results of the principal reporting segment, see “Results of Operations—TripAdvisor” below. Operating Results Years ended December 31, 2015 2014 2013 amounts in millions Revenue TripAdvisor $ 1,492 1,246 945 Corporate and other 73 83 89 Consolidated TripCo $ 1,565 1,329 1,034 Adjusted OIBDA TripAdvisor $ 464 468 379 Corporate and other (30) (26) (18) Consolidated TripCo $ 434 442 361 Operating Income (Loss) TripAdvisor $ 56 101 8 Corporate and other (41) (33) (25) Consolidated TripCo $ 15 68 (17) Revenue. Our consolidated revenue increased $236 million and $295 million for the years ended December 31, 2015 and 2014, respectively, as compared to the corresponding prior year periods. During 2015 and 2014 the revenue growth was primarily attributable to increases in revenue at TripAdvisor of $246 million and $301 million for the years ended December 31, 2015 and 2014, respectively. Revenue for BuySeasons decreased for the years ended December 31, 2015 and 2014, as compared to the corresponding prior periods, due to reduced order volume and average order value for both the party channel and costumes. Increased market pressure, competition and lack of demand left BuySeasons with post-Halloween inventory that had to be largely sold at significant discounts. For the year ended December 31, 2015, as compared to the prior year period, order volume decreased 10% and average order value decreased 8%. For the year ended December 31, 2014, as compared to the prior year period, BuySeasons’ order volume and average order value both decreased by 8%. Due to the continued negative trends in the business, BuySeasons has made the decision to pivot the business to a dropship model. Revenue for Corporate and other is expected to be significantly lower in future periods due to this business decision. See “Results of Operations—TripAdvisor” below for a more complete discussion of the results of operations of TripAdvisor. Adjusted OIBDA. We define Adjusted OIBDA as revenue less cost of sales, operating expenses and selling, general and administrative (“SG&A”) expenses (excluding stock compensation), adjusted for specifically identified nonrecurring transactions. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business’s ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 13 to the accompanying December 31, 2015 consolidated financial statements for a reconciliation of Adjusted OIBDA to earnings (loss) before income taxes. Consolidated Adjusted OIBDA decreased approximately $8 million and increased $81 million for the years ended December 31, 2015 and 2014, respectively, as compared to the corresponding prior year periods. Adjusted OIBDA at TripAdvisor decreased $4 million during the year ended December 31, 2015 when compared to the same period in 2014, due to an increase in revenue, offset by increased personnel costs, overhead costs, and other online traffic acquisition costs. Adjusted OIBDA at TripAdvisor increased $89 million during the year ended December 31, 2014 when compared to the same period in 2013, due to an increase in revenue, partially offset by increased personnel, overhead costs, and other online traffic acquisition costs. BuySeasons’ results have been in decline over the past two years. BuySeasons’ Adjusted OIBDA declined for the years ended December 31, 2015 and 2014, as compared to the corresponding prior periods, primarily as a result of decreased revenue and declining product margin. Product margin was 7% in 2015, 21% in 2014 and 22% in 2013. The decline in product margin was the result of continued discounting of product to meet market pricing for costumes and sell through of aged inventory. Operating expenses as a percentage of revenue were 13%, 16% and 15% for the years ended December 31, 2015, 2014 and 2013, respectively. Additionally, SG&A expenses as a percentage of revenue were 27%, 18% and 18% for the years ended December 31, 2015, 2014 and 2013, respectively. As discussed above, BuySeasons expects to switch to a dropship business model and anticipates reducing costs to a level appropriate to operate a smaller business, which is expected to improve Adjusted OIBDA if these efforts are successful. See “Results of Operations—TripAdvisor” below for a more complete discussion of the results of operations of TripAdvisor. Operating Income (Loss). Our consolidated operating income decreased $53 million and increased $85 million for the years ended December 31, 2015 and 2014, respectively, as compared to the corresponding prior year periods. Operating income at TripAdvisor decreased $45 million during the year ended December 31, 2015 when compared to the same period in 2014, primarily due to an increase in charitable contributions of $59 million. See note 12 to the accompanying consolidated financial statements for information regarding TripAdvisor’s contribution to its charitable foundation. The significant increase in 2014 is related to the increase in revenue from TripAdvisor. See “Results of Operations—TripAdvisor” below for a more complete discussion of the results of operations of TripAdvisor. Other Income and Expense Components of Other Income (Expense) are presented in the table below. Years ended December 31, 2015 2014 2013 amounts in millions Interest expense (including related party) TripAdvisor $ (10) (11) (10) Corporate and other (18) (2) (2) Consolidated TripCo $ (28) (13) (12) Other, net TripAdvisor $ 17 (11) 1 Corporate and other — — — Consolidated TripCo $ 17 (11) 1

Interest expense. Interest expense increased $15 million for the year ended December 31, 2015 when compared to the same period in 2014, primarily due to borrowings on the margin loans at the corporate level which were entered into during the fourth quarter of 2014. Interest expense remained relatively flat for the year ended December 31, 2014, as compared to the corresponding prior year period. Other, net. The primary components of other, net are gains and losses on dispositions and income and interest earned on marketable securities offset by net foreign exchange losses. Other, net increased $29 million for the year ended December 31, 2015 when compared to the same period in 2014, primarily due to a $20 million gain on the sale of a Chinese subsidiary of TripAdvisor. For the year ended December 31, 2014, other, net primarily consisted of fluctuations in foreign exchange rates. Income taxes. The Company had an income tax benefit of $10 million for the year ended December 31, 2015, $35 million tax expense for the year ended December 31, 2014 and $55 million tax benefit for the year ended December 31, 2013. During 2015, the Company had income tax benefits from earnings in foreign jurisdictions taxed at rates lower than the 35% U.S. federal tax rate, partially offset by the recognition of deferred tax liabilities for basis differences in the stock of a consolidated subsidiary, changes in valuation allowance, and changes in unrecognized tax benefits. During 2014, the Company incurred aggregate income tax expense related to an increase in its estimate of the state effective tax rate used to measure its net deferred tax liabilities, based on a change to the Company’s estimated state apportionment factors and an increase in its unrecognized tax benefits. This income tax expense was partially offset with income tax benefits for earnings in foreign jurisdictions taxed at rates lower than the 35% U.S. federal tax rate. The 2013 effective tax rate is greater than the U.S. federal income tax rate of 35% due primarily to a change in the corporate effective state tax rate for outstanding deferred tax liabilities and assets of TripCo due to a change in the apportionment of income to various states. Net earnings (loss). We had net losses of $40 million, $22 million and $7 million for the years ended December 31, 2015, 2014 and 2013, respectively. The change in net loss was the result of the above-described fluctuations in our revenue, expenses and other gains and losses. Liquidity and Capital Resources As of December 31, 2015, substantially all of our cash and cash equivalents consist of cash on hand in global financial institutions, money market funds and marketable securities, with maturities of 90 days or less at the date purchased. The following are potential sources of liquidity: available cash balances, proceeds from asset sales, monetization of our investments, outstanding or anticipated debt facilities, debt and equity issuances, and dividend and interest receipts. As of December 31, 2015 TripCo had a cash balance of $644 million. Approximately $614 million of the cash balance is held at TripAdvisor. Although TripCo has a 56% voting interest in TripAdvisor, TripAdvisor is a separate public company with a significant non-controlling interest, as TripCo has only a 21% economic interest in TripAdvisor. Even though TripCo controls TripAdvisor through its voting interest and board representation, decision making with respect to using TripAdvisor’s cash balances must consider TripAdvisor’s minority holders. Accordingly, any potential distributions of cash from TripAdvisor to TripCo would generally be on a pro rata basis based on economic ownership interests. As of December 31, 2015, approximately $467 million of TripCo cash is held by TripAdvisor foreign subsidiaries. Cash in foreign subsidiaries is generally accessible but certain tax consequences may reduce the net amount of cash TripAdvisor is able to utilize for domestic purposes. Historically, TripAdvisor’s operating cash flows have been sufficient to fund its working capital requirements, capital expenditures and long term debt obligations and other financial commitments and are expected to be sufficient in future periods. Years ended December 31, 2015 2014 2013 amounts in millions Cash flow information Net cash provided (used) by operating activities $ 360 365 336 Net cash provided (used) by investing activities $ (63) (242) (205) Net cash provided (used) by financing activities $ (152) 40 (147) During the year ended December 31, 2015, TripCo’s primary uses of cash were $431 million in debt repayments, $205 million in purchases of short term investments and other marketable securities, $112 million of capital expenditures and $72 million of minimum withholding tax payments. These uses of cash were funded primarily with cash on hand, cash provided by operations, proceeds from short term investments and other marketable securities and borrowings of debt. During the year ended December 31, 2014, TripCo’s primary uses of cash were approximately $331 million to fund acquisitions by TripAdvisor, $348 million distribution to Liberty prior to the Trip Spin-Off, $251 million in purchases of short term investments and other marketable securities and $90 million in capital expenditures. During the year ended December 31, 2013, TripCo’s primary uses of cash were approximately $145 million of shares repurchased by TripAdvisor, $107 million of net investments in short term investments and $60 million capital expenditures. These uses of cash were funded primarily with cash provided by operations. The projected use of TripCo’s corporate cash will be to primarily fund any operational cash deficits at BuySeasons, to pay fees (not expected to exceed $4 million annually) to Liberty Media for providing certain services pursuant to the services agreement and the facilities sharing agreement, and to pay any other corporate level expenses. We anticipate that TripCo’s corporate cash balance (without other financial resources potentially available as discussed above) to be sufficient to maintain operations through a refinancing arrangement on the margin loans. The debt service costs of the Margin Loan Agreements described in note 7 to the accompanying consolidated financial statements are paid in kind and become outstanding principal. At the maturity of the Margin Loan Agreements, a number of options are available to satisfy the obligation as discussed above in potential sources of liquidity. TripAdvisor’s projected use of cash, incremental to increased operational investment in its business, will primarily be payment of long term debt obligations and other financial commitments, the repurchase of TripAdvisor common stock under TripAdvisor’s stock repurchase program approved in 2013 and potential investments or acquisitions in new or existing businesses. Off-Balance Sheet Arrangements and Aggregate Contractual Obligations We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business including potential tax obligations associated with certain transactions following the Trip Spin-Off. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

 Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations, excluding uncertain tax positions as it is undeterminable when payments will be made, is summarized below. Payments due by period Less than More than Total 1 year 1 - 3 years 3 - 5 years 5 years amounts in millions Consolidated contractual obligations Long-term debt(1) $ 601 1 400 200 — Interest payments(2) $ 65 3 57 5 — Lease obligations $ 285 25 52 50 158 Total $ 951 29 509 255 158 (1) Amounts are stated at the face amount at maturity of our debt instruments. Amounts also include capital lease obligations. Amounts do not assume additional borrowings or refinancings of existing debt. The outstanding Chinese credit facility has been included as a current payment as the facility is short term in nature. (2) Amounts (i) are based on our outstanding debt at December 31, 2015, (ii) assume the interest rates on TripAdvisor’s variable rate debt remains constant at the December 31, 2015 rates, (iii) assume the interest rates on TripCo’s variable rate debt change based on forecasted LIBOR rates and (iv) assume that our existing debt is repaid at maturity. Critical Accounting Policies and Estimates The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. Recognition and Recoverability of Goodwill, Intangible and Long-lived Assets We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment). Goodwill is allocated to our reporting units at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting units, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill. Our non-financial instrument valuations are primarily comprised of our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks and our evaluation of the recoverability of our other long-lived assets upon certain triggering events and the initial recognition of such assets through the application of the purchase accounting method. If the carrying value of our definite lived intangible assets and long-lived assets exceeds their undiscounted cash flows, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

As of December 31, 2015, the intangible assets not subject to amortization for each of our significant reportable segments was as follows: Goodwill Trademarks Total amounts in millions TripAdvisor $ 3,689 1,803 5,492 Corporate and other — — — $ 3,689 1,803 5,492 We perform our annual assessment of the recoverability of our goodwill and other non-amortizable intangible assets during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. At year-end we utilized a qualitative assessment for determining whether step one of the goodwill impairment analysis was necessary. Due to declining operating results at BuySeasons, trademark impairments of approximately $2 million were recorded during both of the years ended December 31, 2015 and 2014. Websites and Internal Use Software Development Costs Our subsidiaries capitalize certain costs incurred during the application development stage related to the development of websites and internal use software when it is probable the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. The costs related to the planning and post-implementation phases of software and website development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized. Future changes to the manner in which developing and testing new features and functionalities related to our subsidiaries’ websites and internal use software, assessing the ongoing value of capitalized assets or determining the estimated useful lives over which the costs are amortized, could change the amount of website and internal use software development costs capitalized and amortized in future periods. Revenue Recognition Revenue Recognition. Revenue is recognized from advertising services and the sale of goods when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Deferred revenue, which primarily relates to subscription-based programs, is recorded when payments are received in advance of TripAdvisor’s performance as required by the underlying agreements. Click-based Advertising. Revenue is derived primarily from click-through fees charged to TripAdvisor’s travel partners for traveler leads sent to the travel partners’ website. TripAdvisor records revenue from click-through fees after the traveler makes the click-through to the travel partners’ websites. Instant booking commission revenue is recorded at the time a traveler books a hotel transaction on TripAdvisor’s site where TripAdvisor does not assume cancellation risk. In transactions in which TripAdvisor assumes cancellation risk, it records revenue in the month in which the traveler’s stay at a hotel occurs. TripAdvisor has no post-booking service obligations for instant booking transactions. Display and Other Advertising. TripAdvisor recognizes display-based advertising revenue ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the advertising contract. Subscription-based revenue is recognized ratably over the related contractual period over which service is delivered. Attractions. TripAdvisor receives cash from the consumer at the time of booking of the destination activity and records these amounts, net of commissions, as deferred merchant payables on its consolidated balance sheets. Commission revenue is recorded as deferred revenue at the time of booking and later recognized when the consumer has completed the destination activity. TripAdvisor pays the destination activity operators after the travelers’ use.

 Restaurants. TripAdvisor recognizes reservation revenue (or per seated diner fees) on a transaction-bytransaction basis as diners are seated by its restaurant customers. Subscription-based revenue is recognized ratably over the related contractual period over which the service is delivered. Vacation Rentals. TripAdvisor generates revenue from customers for online advertising services related to the listing of their properties for rent primarily on either a subscription basis over a fixed-term, or on a commission basis for transactions that are booked on its platform. Payments for term-based subscriptions received in advance of services being rendered are recorded as deferred revenue and recognized ratably to revenue on a straight-line basis over the listing period. TripAdvisor’s commission revenue is primarily generated on its free-to-list option, in lieu of a pre-paid subscription fee. When a commissionable transaction is booked on its platform, TripAdvisor receives cash from the traveler that includes both its commission, which is recorded as deferred revenue, and the amount due to the property owner, which is recorded to deferred merchant payables on its consolidated balance sheets. TripAdvisor pays the amount due to the property owner and recognizes commission revenue at the time of the traveler’s stay. Additional revenue is derived on a pay-per-lead basis, as it provides leads for rental properties to property managers. Pay-per-lead revenue is billed and recognized in the period when the leads are delivered to the property managers. Income Taxes We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on our financial position. Additionally, TripAdvisor records liabilities to address uncertain tax positions taken in previously filed tax returns or that are expected to be taken in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on its technical merits, will be sustained upon examination. For those positions for which a conclusion is reached that it is more likely than not it will be sustained, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority is recognized. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded. TripAdvisor has not provided for deferred U.S. income taxes on undistributed earnings of certain foreign subsidiaries that are intended to be reinvested permanently outside the United States. Should the earnings of foreign subsidiaries be distributed in the form of dividends or otherwise, they may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable, at this time, to estimate the amount of unrecognized deferred U.S. taxes on these earnings. Stock-Based Compensation As more fully described in note 9 to the consolidated financial statements, TripCo has granted to its directors, employees and employees of its subsidiaries options and restricted stock to purchase shares of TripCo common stock (collectively, “Awards”). TripCo measures the cost of employee services received in exchange for an Award based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The estimated fair value of options granted to date is calculated using the Black-Scholes-Merton model. The Black-Scholes-Merton model incorporates assumptions to value stock-based awards, which includes the risk-free rate of return, volatility, expected term and expected dividend yield.

 The risk-free interest rate is based on the rates currently available on zero-coupon U.S. Treasury issues, in effect at the time of the grant, whose remaining maturity period most closely approximates the stock option’s expected term assumption. The volatility of the respective common stock is estimated by using an average of TripAdvisor’s historical stock price volatility and that of publicly traded companies that are considered peers based on daily price observations over a period equivalent or approximate to the expected term of the stock option grants. The decision to use a weighted average volatility factor of a peer group was based upon the relatively short period of availability of data on the respective common stock. The expected term was estimated using the simplified method for all stock options. The expected dividend yield is zero, as no dividends have been paid on the respective common stocks to date. The fair value of stock options, net of estimated forfeitures, is amortized as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date. Results of Operations—TripAdvisor Our economic ownership interest in TripAdvisor is 21% and our results include the consolidated results of TripAdvisor and the elimination of approximately 79% of TripAdvisor’s net income (loss), including purchase accounting adjustments, through the noncontrolling interest line item in the consolidated statements of operations. TripAdvisor is a separate publicly traded company and additional information about TripAdvisor can be obtained through its website and its public filings. Given that TripAdvisor represents a significant portion of TripCo, we believe a discussion of TripAdvisor’s stand alone results promotes a better understanding of overall results of their business. TripAdvisor’s revenue, Adjusted OIBDA and operating income on a standalone basis for the years ended December 31, 2015, 2014, and 2013 were as follows (see tables below for a reconciliation of TripAdvisor’s standalone results to those amounts reported by TripCo): Years ended December 31, 2015 2014 2013 amounts in millions Revenue Click-based advertising $ 956 870 696 Display-based advertising 159 140 119 Subscription, transaction and other 377 236 130 Total revenue 1,492 1,246 945 Operating expense, excluding stock-based compensation 237 184 127 SG&A, excluding stock-based compensation and stock settled charitable contribution 791 594 439 Adjusted OIBDA 464 468 379 Stock settled charitable contribution 67 — — Stock based compensation 72 63 49 Depreciation and amortization 93 65 35 Operating income (loss) as reported by TripAdvisor $ 232 340 295 Revenue TripAdvisor derives a substantial portion of its revenue through the sale of advertising, primarily through clickbased advertising, which includes instant booking revenue, and, to a lesser extent, display-based advertising. In addition, TripAdvisor earns revenue through a combination of subscription-based and transaction-based offerings related to its Business Listings products, subscription and commission-based offerings from its Vacation Rentals products, room reservations sold through its Jetsetter and Tingo brands, destination activities sold primarily through Viator, and online restaurant reservations booked primarily through Lafourchette, or thefork.com. TripAdvisor also derives revenue from content licensing. Revenue increased $246 million during the year ended December 31, 2015 when compared to the same period in 2014, primarily due to an increase in click-based advertising revenue of $86 million. The primary driver of the increase in click-based advertising revenue was an increase in hotel shoppers of 16%, partially offset by a decrease in revenue per hotel shopper of 6% for the year ended December 31, 2015. The decline in revenue per hotel shopper was primarily due to pricing pressure experienced during 2015, particularly in the second half of the year; which includes the impact from (i) product changes, such as TripAdvisor’s decision to accelerate the rollout of its instant booking feature to its US and UK markets on all devices in the third quarter of 2015, (ii) the prolonged weakness of the Euro, which has decreased TripAdvisor’s CPCs, and (iii) a growing number of hotel shoppers visiting TripAdvisor’s websites on mobile devices. Display-based advertising increased by $19 million during the year ended December 31, 2015, primarily as a result of a 14% increase in the number of impressions sold when compared to the same period in 2014, partially offset by a decrease in pricing by 1% for the same period. Subscription, transaction and other revenue increased by $141 million during the year ended December 31, 2015, primarily due to growth in Attractions, Restaurants, Business Listings, and Vacation Rentals, which was driven by incremental revenue due to inclusion of acquisitions for the full year ended December 31, 2015 of $96 million, related to its Attraction and Restaurant businesses (most prominently Viator and Lafourchette). Revenue increased $301 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to an increase in click-based advertising revenue of $174 million. The primary driver of the increase in click-based advertising revenue was an increase in hotel shoppers of 10% and an increase in revenue per hotel shopper of 15% for the year ended December 31, 2014. Display-based advertising increased by $21 million during the year ended December 31, 2014, primarily as a result of a 19% increase in the number of impressions sold when compared to the same period in 2013, partially offset by a decrease in pricing by 1% for the same period. Subscription, transaction and other revenue increased by $106 million during the year ended December 31, 2014, primarily due to growth in its Business Listings and Vacation Rentals products, as well as revenue generated by the businesses it acquired during 2014 of $43 million. TripAdvisor’s international revenue represented 50%, 52% and 51% of its total revenue during the years ended December 31, 2015, 2014 and 2013, respectively. Although international revenue increased, TripAdvisor’s international revenue growth rate decelerated and international revenue, as a percentage of total revenue, declined slightly during the year ended December 31, 2015 when compared to the same periods in 2014 and 2013, primarily due to the impact of fluctuations in foreign exchange rates, specifically the prolonged weakness of the Euro, in addition to TripAdvisor’s accelerated rollout of instant booking in the U.K. during 2015 and generally lower CPCs, or monetization, in markets outside the U.S. overall. See note 13 in the accompanying consolidated financial statements for further details of revenue by geographic area. Adjusted OIBDA Adjusted OIBDA as a percentage of revenue has declined year over year as TripAdvisor continues to invest in the business and the brand. The primary expenses that drive Adjusted OIBDA results are operating expense (primarily technology and content costs), sales and marketing and general and administrative expense. Operating Expense The most significant driver of operating expense are technology and content costs, which increased $35 million during the year ended December 31, 2015 when compared to the same period in 2014, primarily due to increased personnel costs from increased headcount to support business growth, including international expansion and enhanced site features, as well as incremental personnel costs related to TripAdvisor’s 2014 business acquisitions in Attractions and Restaurants. Technology and content costs increased $34 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to increased personnel costs from increased headcount to support business growth, including international expansion and enhanced site features, as well as additional personnel costs related to employees joining TripAdvisor through business acquisitions. Selling and Marketing Sales and marketing expenses primarily consist of direct costs, including search engine marketing, or SEM, other traffic acquisition costs, syndication costs and affiliate program commissions, brand advertising and public relations. In addition, indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, and bonuses for sales, sales support, customer support and marketing employees. Direct selling and marketing costs increased $187 million during the year ended December 31, 2015 when compared to the same period in 2014, primarily due to increased SEM costs and other online traffic acquisition costs, increased costs related to TripAdvisor’s television campaign, and incremental costs related to its 2014 business acquisitions in Attractions and Restaurants. During the year ended December 31, 2015, TripAdvisor spent $51 million on its television advertising campaign. Personnel and overhead costs increased $23 million during the year ended December 31, 2015 when compared to the same period in 2014, primarily due to incremental personnel costs related to Attractions and Restaurants. Direct selling and marketing costs increased $132 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to increased SEM costs, other online traffic acquisition costs, costs related to its television campaign, in addition to incremental costs from TripAdvisor’s recent business acquisitions, partially offset by a decrease in spending in social media costs and other offline advertising costs, excluding television advertising. TripAdvisor spent $33 million on its television campaign during the year ended December 31, 2014, which was launched in May 2014. Personnel and overhead costs increased $30 million during the year ended December 31, 2014 when compared to the same period in 2013, primarily due to an increase in headcount to support business growth, including international expansion and employees added through business acquisitions. General and Administrative General and administrative expense consists primarily of personnel and related overhead costs, including executive leadership, finance, legal and human resource functions and stock-based compensation as well as professional service fees and other fees including audit, legal, tax and accounting, and other costs including bad debt expense and charitable foundation costs. General and administrative costs increased $10 million during the year ended December 31, 2015, when compared to the same period in 2014, primarily due to increases in personnel costs and overhead costs related to an increase in headcount to support TripAdvisor’s business operations, as well as incremental personnel costs related to its 2014 business acquisitions in Attractions and Restaurants. General and administrative costs increased $23 million during the year ended December 31, 2014, when compared to the same period in 2013, primarily due to personnel costs and overhead costs related to an increase in headcount to support its business operations, as well as additional personnel costs related to employees joining TripAdvisor through business acquisitions, professional fees primarily related to its 2014 business acquisitions, higher charitable contributions and increased bad debt expense. Stock settled charitable contribution As discussed in note 12 to the accompanying consolidated financial statements, during 2015, TripAdvisor recognized $67 million related to a charitable contribution settled with its treasury shares. Due to the one-time nature and use of stock to settle the obligation, this contribution has been excluded from Adjusted OIBDA for the year ended December 31, 2015. Stock based compensation Stock-based compensation increased $9 million and $14 million for the years ended December 31, 2015 and 2014, respectively, when compared to the same period in the prior year due to continued grants of stock options as well as new grants of stock options in conjunction with business acquisitions.

The following is a reconciliation of the results as reported by TripAdvisor, used for comparison purposes as discussed above, for a greater understanding of the stand-alone operations of TripAdvisor to the results reported by TripCo (amounts in millions) : Year ended December 31, 2015 Purchase As Reported Accounting As Reported By TripAdvisor Adjustments By TripCo Revenue $ 1,492 — 1,492 Operating expense (237) — (237) SG&A, excluding stock-based compensation and stock settled charitable contribution (791) — (791) Adjusted OIBDA 464 — 464 Stock settled charitable contribution (67) — (67) Stock-based compensation expense (72) (5) (77) Depreciation and amortization expense (93) (171) (264) Operating income (loss) $ 232 (176) 56 Year ended December 31, 2014 Purchase As Reported Accounting As Reported By TripAdvisor Adjustments By TripCo Revenue $ 1,246 — 1,246 Operating expense (184) — (184) Selling, general and administrative expense (594) — (594) Adjusted OIBDA 468 — 468 Stock-based compensation expense (63) (10) (73) Depreciation and amortization expense (65) (229) (294) Operating income (loss) $ 340 (239) 101

Quantitative and Qualitative Disclosures about Market Risk. We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations by our subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks. We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We expect to manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We expect to achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2015, our debt is comprised of the following amounts: Variable rate debt Fixed rate debt Principal Weighted avg Principal Weighted avg amount interest rate Amount interest rate amounts in millions TripAdvisor $ 201 1.7% — N/A TripCo debt $ 421 3.6% — N/A TripCo is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of TripAdvisor's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars at period-end exchange rates, and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at the average rate for the period. Accordingly, TripCo may experience economic loss and a negative impact on earnings and equity with Financial Statements and Supplementary Data. The consolidated financial statements of Liberty TripAdvisor Holdings, Inc. are included herein beginning on Page F-22. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None. Controls and Procedures. In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), of the effectiveness of its disclosure controls and procedures as of the end of the F-18 respect to our holdings solely as a result of foreign currency exchange rate fluctuations.

period covered by this report. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2015 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. See page F-20 for Management’s Report on Internal Control Over Financial Reporting. See page F-21 for Report of Independent Registered Public Accounting Firm for their attestation regarding our internal control over financial reporting. There has been no change in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Other Information. None.

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Liberty TripAdvisor Holdings, Inc.’s (the "Company") management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a - 15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2015, using the criteria in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation the Company's management believes that, as of December 31, 2015, its internal control over financial reporting is effective. The Company's independent registered public accounting firm audited the consolidated financial statements and related disclosures in the Annual Report on Form 10-K and have issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page F-21 of this Annual Report on Form 10-K.

 Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty TripAdvisor Holdings, Inc.: We have audited Liberty TripAdvisor Holdings, Inc.’s (the Company) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Liberty TripAdvisor Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Liberty TripAdvisor Holdings, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2015. We did not audit the 2013 financial statements of TripAdvisor, Inc., a consolidated subsidiary, which statements reflect total revenue constituting 91 percent in 2013 of the related consolidated totals. The 2013 financial statements of TripAdvisor, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TripAdvisor, Inc., is based solely on the report of the other auditors. Based on our audits and the report of the other auditors, our report dated February 18, 2016, expressed an unqualified opinion on those consolidated financial statements. /s/ KPMG LLP Denver, Colorado February 18, 2016

 Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty TripAdvisor Holdings, Inc.: We have audited the accompanying consolidated balance sheets of Liberty TripAdvisor Holdings, Inc. (the Company) (as defined in note 1) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2013 financial statements of TripAdvisor, Inc., a consolidated subsidiary, which statements reflect total revenue constituting 91 percent in 2013 of the related consolidated totals. The 2013 financial statements of TripAdvisor, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TripAdvisor, Inc., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion. In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty TripAdvisor Holdings, Inc. as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2016, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. /s/ KPMG LLP Denver, Colorado February 18, 2016

 LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Balance Sheets December 31, 2015 and 2014 2015 2014 amounts in millions Assets Current assets: Cash and cash equivalents $ 644 509 Trade and other receivables, net of allowance for doubtful accounts of $6 million and $7 million, respectively 181 153 Short-term marketable securities (note 5) 47 108 Other current assets 34 41 Total current assets. 906 811 Investments in available-for-sale securities (note 5) 37 31 Property and equipment, at cost 216 174 Accumulated depreciation (36) (36) 180 138 Intangible assets not subject to amortization (note 6): Goodwill 3,689 3,691 Trademarks 1,803 1,819 5,492 5,510 Intangible assets subject to amortization, net (note 6) 625 841 Other assets, at cost, net of accumulated amortization 45 35 Total assets $ 7,285 7,366 (continued) See accompanying notes to consolidated financial statements.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Balance Sheets (Continued) December 31, 2015 and 2014 2015 2014 amounts in millions Liabilities and Equity Current liabilities: Accounts payable $ 121 118 Accrued liabilities 129 121 Current portion of debt (note 7) 1 78 Deferred revenue 64 57 Other current liabilities 5 21 Total current liabilities 320 395 Long-term debt (note 7) 620 662 Deferred income tax liabilities (note 8) 719 808 Other liabilities 190 154 Total liabilities 1,849 2,019 Equity Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued — — Series A common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 71,920,260 at December 31, 2015 and 71,555,730 shares at December 31, 2014. 1 1 Series B common stock, $.01 par value. Authorized 7,500,000 shares; issued and outstanding 2,929,777 at December 31, 2015 and December 31, 2014 — — Series C common stock, $.01 par value. Authorized 200,000,000 shares; no shares issued. — — Additional paid-in capital 260 296 Accumulated other comprehensive earnings (loss), net of taxes (25) (12) Retained earnings 572 612 Total stockholders' equity808 897 Noncontrolling interests in equity of subsidiaries 4,628 4,450 Total equity 5,436 5,347 Commitments and contingencies (note 12) Total liabilities and equity $ 7,285 7,366 See accompanying notes to consolidated financial statements.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Statements of Operations Years ended December 31, 2015, 2014 and 2013 2015 2014 2013 amounts in millions, except per share amounts Service revenue $ 1,492 1,246 945 Other revenue 73 83 89 Total revenue, net 1,565 1,329 1,034 Operating costs and expenses: Operating expense, including stock-based compensation (note 2 and 9) 345 294 237 Selling, general and administrative, including stock-based compensation (note 2 and 9) 935 667 496 Depreciation and amortization 268 298 315 Impairment of intangible assets 2 2 3 1,550 1,261 1,051 Operating income 15 68 (17) Other income (expense): Interest expense, including related party (28) (13) (12) Other, net 17 (11) 1 (11) (24) (11) Earnings (loss) before income taxes 4 44 (28) Income tax (expense) benefit (note 8) 10 (35) 55 Net earnings (loss) 14 9 27 Less net earnings (loss) attributable to the noncontrolling interests 54 31 34 Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders $ (40) (22) (7) Basic net earnings (loss) attributable to Series A and Series B Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2): $ (0.53) (0.30) (0.10) Diluted net earnings (loss) attributable to Series A and Series B Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2): $ (0.53) (0.30) (0.10) See accompanying notes to consolidated financial statements.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Statements of Comprehensive Earnings (Loss) Years ended December 31, 2015, 2014 and 2013 2015 2014 2013 amounts in millions Net earnings (loss) $ 14 9 27 Other comprehensive earnings (loss), net of taxes: Foreign currency translation adjustments (58) (57) (4) Reclassification adjustment on sale of business 1 — — Other comprehensive earnings (loss) (57) (57) (4) Comprehensive earnings (loss). (43) (48) 23 Less comprehensive earnings (loss) attributable to the noncontrolling interests 9 (14) 31 Comprehensive earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders $ (52) (34) (8) See accompanying notes to consolidated financial statements.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Statements of Cash Flows Years ended December 31, 2015, 2014 and 2013 2015 2014 2013 amounts in millions Cash flows from operating activities: Net earnings (loss). $ 14 9 27 Adjustments to reconcile net earnings to net cash provided by operating activities: Depreciation and amortization 268 298 315 Stock-based compensation 82 74 60 Excess tax benefit from stock-based compensation (31) (20) (8) Non-cash contribution to charitable foundation (note 12). 67 — — (Gains) losses on transactions, net (note 4). (19) — 1 Impairment of intangible assets. 2 2 3 Deferred income tax expense (benefit) (85) (70) (117) Non-cash interest on margin loans 17 4 — Other noncash charges (credits), net (8) 10 1 Changes in operating assets and liabilities Current and other assets (31) (16) 3 Payables and other liabilities 84 74 51 Net cash provided (used) by operating activities 360 365 336 Cash flows from investing activities: Capital expended for property and equipment. (112) (90) (60) Cash (paid) for acquisitions, net of cash acquired (note 3) (29) (331) (35) Purchases of short term investments and other marketable securities. (205) (251) (432) Proceeds from short term and other marketable securities 258 429 325 Other investing activities, net 25 1 (3) Net cash provided (used) by investing activities (63) (242) (205) Cash flows from financing activities: Borrowings of debt, net of financing costs 291 429 43 Repayments of debt. (431) (43) (66) Distribution to Liberty. — (348) — Shares repurchased by subsidiary — — (145) Payment of minimum withholding taxes on net share settlements of equity awards. (72) (33) (14) Excess tax benefit from stock-based compensation 31 20 8 Shares issued by subsidiary. 12 3 27 Option exercises 5 12 — Other financing activities, net. 12 — — Net cash provided (used) by financing activities (152) 40 (147) Effect of foreign currency exchange rates on cash. (10) (8) 1 Net increase (decrease) in cash and cash equivalents 135 155 (15) Cash and cash equivalents at beginning of period. 509 354 369 Cash and cash equivalents at end of period. $ 644 509 354 See accompanying notes to consolidated financial statements.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Consolidated Statement of Equity Years ended December 31, 2015, 2014 and 2013 Stockholders’ equity Accumulated Noncontrolling Additional other interest in Preferred paid-in Parent’s comprehensive Retained equity of Total stock Series A Series B Series C capital investment earnings earnings subsidiaries equity amounts in millions Balance at January 1, 2013 $ — — — — — 289 1 989 4,340 5,619 Net earnings (loss) — — — — — — — (7) 34 27 Other comprehensive earnings (loss) — — — — — — (1) — (3) (4) Stock compensation — — — — — 15 — — 49 64 Shares issued by subsidiary — — — — — (7) — — 34 27 Shares repurchased by TripAdvisor — — — — — (63) — — (82) (145) Other, net — — — — — (8) — — 1 (7) Balance at December 31, 2013 — — — — — 226 — 982 4,373 5,581 Net earnings (loss) — — — — — — — (22) 31 9 Other comprehensive earnings (loss) — — — — — — (12) — (45) (57) Stock compensation — — — — 7 11 — — 63 81 Issuance of common stock upon exercise of stock options — — — — 13 2 — — — 15 Minimum withholding taxes on net share settlements of stock-based compensation — — — — (1) (32) — — — (33) Excess tax benefits on stock-based compensation — — — — 1 3 — — 16 20 Intercompany taxes and debt forgiven by Liberty — — — — — 75 — — — 75 Fair value of stock options assumed in connection with acquisition — — — — 1 — — — 4 5 Change in capitalization in connection with Trip Spin-Off — 1 — — 277 (278) — — — — Distribution to Liberty — — — — — — — (348) — (348) Shares issued by subsidiary — — — — (2) (7) — — 9 — Other, net — — — — — — — — (1) (1) Balance at December 31, 2014 — 1 — — 296 — (12) 612 4,450 5,347 Net earnings (loss) — — — — — — — (40) 54 14 Other comprehensive earnings (loss) — — — — — — (12) — (45) (57) Stock compensation — — — — 24 — — — 67 91 Issuance of common stock upon exercise of stock options — — — — 5 — — — — 5 Minimum withholding taxes on net share settlements of stock-based compensation — — — — (72) — — — — (72) Excess tax benefits on stock-based compensation — — — — 10 — — — 21 31 Shares issued by subsidiary — — — — (8) — — — 20 12 Stock settled charitable contribution by subsidiary (note 12) — — — — 6 — — — 61 67 Other, net — — — — (1) — (1) — — (2) Balance at December 31, 2015 $ — 1 — — 260 — (25) 572 4,628 5,436 See accompanying notes to consolidated financial statements.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (1) Basis of Presentation During October 2013, the Board of Directors of Liberty Interactive Corporation and its subsidiaries (“Liberty”) authorized a plan to distribute to the stockholders of Liberty’s Liberty Ventures common stock shares of a wholly-owned subsidiary, Liberty TripAdvisor Holdings, Inc. (“TripCo” or the “Company”) (the “Trip Spin-Off”). TripCo holds the subsidiaries TripAdvisor, Inc. (“TripAdvisor”) and BuySeasons, Inc., which includes the retail businesses of BuyCostumes.com and Celebrate Express (“BuySeasons”), both of which operate as stand-alone operating entities. Both TripAdvisor and BuySeasons have more revenue in the third quarter, based on a higher travel research period and the Halloween period, respectively, as compared to the other quarters of the year. The Trip Spin-Off was completed on August 27, 2014 and effected as a pro-rata dividend of shares of TripCo to the stockholders of Series A and Series B Liberty Ventures common stock of Liberty. The Trip Spin-Off was intended to be tax-free and was accounted for at historical cost due to the pro rata nature of the distribution to shareholders of Liberty Ventures common stock. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and represent a combination of the historical financial information of TripAdvisor, a combined company since December 11, 2012 (see note 4 for a more detailed discussion of transactions related to TripAdvisor), and BuySeasons. These financial statements refer to the combination of TripAdvisor and BuySeasons as “TripCo,” “the Company,” “us,” “we” and “our” in the notes to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Description of Business TripAdvisor is an online travel company, empowering users to plan and book the perfect trip. TripAdvisor’s travel research platform aggregates reviews and opinions of members about accommodations, destinations, activities and attractions, and restaurants throughout the world so that its users have access to trusted advice wherever their trip takes them. TripAdvisor’s platform not only helps users plan their trip with its unique user-generated content, but also enables users to compare real-time pricing and availability so that they can book hotels, vacation rentals, flights, activities and attractions, and restaurants. TripAdvisor-branded websites include tripadvisor.com in the United States and localized versions of the website in 46 countries. In addition to the flagship TripAdvisor brand, TripAdvisor manages and operates 23 other travel media brands, connected by the common goal of providing comprehensive travel planning resources across the travel sector. A substantial portion of TripAdvisor’s revenue is derived from advertising, primarily through click-based advertising and, to a lesser extent, display-based advertising sales. In addition, TripAdvisor earns revenue through a combination of subscription-based and transaction-based offerings including: Business Listings; subscription and commission-based offerings from its Vacation Rental products, transaction revenue from selling room nights through Jetsetter and Tingo, selling destination activities and fulfilling online restaurant reservations through Viator and Lafourchette, respectively, and other revenue including content licensing. BuySeasons is an online retailer and supplier of costumes, accessories, seasonal décor, and party supplies. BuySeasons is dedicated to offering a large selection at affordable prices through its brands BuyCostumes.com and Celebrate Express. BuySeasons acquired the family friendly retailer, Celebrate Express, in 2008. BuySeasons also operates a private-label drop ship program for other Internet retailers. Spin-Off of TripCo from Liberty Following the Trip Spin-Off, Liberty and TripCo operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. In connection with the Trip Spin-Off, TripCo entered into certain agreements, including the reorganization agreement, the services agreement, the facilities sharing agreement and the tax sharing agreement, with Liberty and/or Liberty Media Corporation (“Liberty Media”) (or certain of their subsidiaries) in

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 order to govern certain of the ongoing relationships between the companies after the Trip Spin-Off and to provide for an orderly transition. The reorganization agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Trip Spin-Off, certain conditions to the Trip Spin-Off and provisions governing the relationship between TripCo and Liberty with respect to and resulting from the Trip Spin-Off. Pursuant to the services agreement, Liberty Media provides TripCo with general and administrative services including legal, tax, accounting, treasury and investor relations support. TripCo will reimburse Liberty Media for direct, out-of-pocket expenses incurred by Liberty Media in providing these services and TripCo will pay a services fee to Liberty Media under the services agreement that will be subject to adjustment semi-annually, as necessary. Under the facilities sharing agreement, TripCo will share office space with Liberty, Liberty Media and Liberty Broadband Corporation (“LBC”) and related amenities at Liberty Media’s corporate headquarters in Englewood, Colorado. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Liberty and TripCo and other agreements related to tax matters. Pursuant to the tax sharing agreement, TripCo has agreed to indemnify Liberty, subject to certain limited exceptions, for losses and taxes resulting from the Trip Spin-Off to the extent such losses or taxes result primarily from, individually or in the aggregate, the breach of certain restrictive covenants made by TripCo (applicable to actions or failures to act by TripCo and its subsidiaries following the completion of the Trip Spin-Off). In October 2014, the Internal Revenue Service (“IRS”) completed its examination of the Trip Spin-Off and notified Liberty that it agreed with the nontaxable characterization of the transaction. Liberty executed a Closing Agreement with the IRS documenting this conclusion in 2015. (2) Summary of Significant Accounting Policies Cash and Cash Equivalents Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with maturities of three months or less at the time of acquisition. Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are generally due within 30 days and are recorded net of an allowance for doubtful accounts. Such allowance aggregated $6 million and $7 million at December 31, 2015 and 2014, respectively. For accounts outstanding longer than the contractual payment terms, the Company determines an allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and the condition of the general economy and industry as a whole. Inventory Inventory, which consists of party and costume merchandise held for sale, is stated at the lower of cost or market, determined on a first-in, first-out method. Inventory is stated net of valuation adjustments and inventory obsolescence reserves, equal to the difference between the cost of inventory and the estimated market value, of approximately $3 million as of December 31, 2015 and 2014 The Company recorded $3 million and $3 million reductions in the value of its inventory during the years ended December 31, 2015 and 2014 due to the amount of aged inventory on-hand. These charges

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 are included in operating expenses in the statements of operations. Additionally, the Company sold approximately $1 million and $4 million of previously reserved inventory during 2015 and 2014, respectively. Investments All marketable debt and equity securities held by the Company are classified as available-for-sale (“AFS”) and are carried at fair value generally based on quoted market prices. Fair values are determined for each individual security in the investment portfolio. Unrealized gains and losses, net of taxes, arising from changes in fair value are reported in accumulated other comprehensive income (loss) as a component of equity. The classification of investments is determined at the time of purchase and reevaluated at each balance sheet date. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. The policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss and providing liquidity of investments sufficient to meet our operating and capital spending requirements and debt repayments. Marketable debt securities are classified as either short-term or long-term based on each instrument’s underlying contractual maturity date and as to whether and when we intend to sell a particular security prior to its maturity date. Marketable debt securities with maturities greater than 90 days at the date of purchase and 12 months or less remaining at the balance sheet date will be classified as short-term and marketable debt securities with maturities greater than 12 months from the balance sheet date will generally be classified as long-term. We classify our marketable equity securities, limited to money market funds and mutual funds, as either short-term or long-term based on the nature of each security and its availability for use in current operations. Realized gains and losses on the sale of securities are determined by specific identification of each security’s cost basis. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration and liquidity and duration management. The weighted average maturity of our total invested cash shall not exceed 18 months, and no security shall have a final maturity date greater than three years. Property and Equipment Property and equipment consists of the following (amounts in millions): December 31, 2015 2014 Building $ 123 — Leasehold improvements 34 36 Computer equipment 38 34 Furniture, office equipment and other 21 17 Construction in progress — 87 Total property and equipment $ 216 174

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment and furniture, office equipment and other. Leasehold improvements are depreciated using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease. TripAdvisor’s building, which is considered an asset for accounting purposes, is depreciated over its estimated useful life of 40 years. Construction-inprogress costs were primarily related to TripAdvisor’s build-to-suit lease obligation during the year ended December 31, 2014, as discussed in note 12. Leases The Company, through its consolidated companies, leases facilities in several countries around the world and certain equipment under non-cancelable lease agreements. The terms of some of the lease agreements provide for rental payments on a graduated basis. Rent expense is recognized on a straight-line basis over the lease period and accrued as rent expense incurred but not paid. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier. We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon occupancy of facilities under build-to-suit leases, we assess whether these arrangements qualify for sales recognition under the saleleaseback accounting guidance. If we continue to be the deemed owner, the facilities are accounted for as financing leases. Intangible Assets Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In evaluating goodwill on a qualitative basis the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. For those reporting units whose carrying value exceeds the fair value, a second test is required to measure the impairment loss (the "Step 2 Test"). In the Step 2 Test, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit with any residual value being allocated to goodwill. The difference between such allocated amount and the carrying value of the goodwill is recorded as an impairment charge. The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. See note 6 for discussion of goodwill impairments. Websites and Internal Use Software Development Costs Certain costs incurred during the application development stage related to the development of websites and internal use software are capitalized and included in other intangibles. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. Costs related to the planning and postimplementation phases of software and website development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized. Impairment of Long-lived Assets The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. Noncontrolling Interests Noncontrolling interest relates to the equity ownership interest in TripAdvisor that the Company does not own. The Company reports noncontrolling interests of consolidated companies within equity in the consolidated balance sheets and the amount of net income attributable to the parent and to the noncontrolling interest is presented in the consolidated statements of operations. Also, changes in ownership interests in consolidated companies in which the Company maintains a controlling interest are recorded in equity. Foreign Currency Translation and Transaction Gains and Losses The functional currency of the Company is the United States (“U.S.”) dollar. The functional currency of the Company’s foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings (loss) in equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. Accordingly, we have recorded foreign exchange losses of $3 million, $10 million, and none for the years ended December 31, 2015, 2014 and 2013, respectively, in other, net on our consolidated statements of operations. These amounts include gains and losses, realized and unrealized, on foreign currency forward contracts. Revenue Recognition Revenue is recognized from the sale of goods and advertising services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Deferred revenue, which primarily relates to subscription-based and commission based arrangements, is recorded when payments are received in advance of TripAdvisor’s performance as required by the underlying agreements. Click-based Advertising—Revenue is derived primarily from click-through fees charged to TripAdvisor’s travel partners for traveler leads sent to the travel partners’ website. TripAdvisor records revenue from click-through fees after the traveler makes the click-through to the travel partners’ websites. Instant booking commission revenue is recorded at the time a traveler books a hotel transaction on TripAdvisor’s site where TripAdvisor does not assume cancellation risk. In transactions in which TripAdvisor assumes cancellation risk, it records revenue in the month in which the traveler’s stay at a hotel occurs. TripAdvisor has no post-booking service obligations for instant booking transactions. Display and Other Advertising—TripAdvisor recognizes display advertising revenue ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the advertising contract. Subscription-based revenue is recognized ratably over the related contractual period over which service is delivered. Attractions. TripAdvisor receives cash from the consumer at the time of booking of the destination activity and record these amounts, net of commissions, as deferred merchant payables on its consolidated balance sheets. Commission revenue is recorded as deferred revenue at the time of booking and later recognized when the consumer has completed the destination activity. TripAdvisor pays the destination activity operators after the travelers’ use. Restaurants - TripAdvisor recognizes reservation revenue (or per seated diner fees) on a transaction-bytransaction basis as diners are seated by its restaurant customers. Subscription-based revenue is recognized ratably over the related contractual period over which the service is delivered. Vacation Rentals - TripAdvisor generates revenue from customers for online advertising services related to the listing of their properties for rent primarily on either a subscription basis over a fixed-term, or on a commission basis for transactions that are booked on TripAdvisor’s platform. Payments for term-based subscriptions received in advance of services being rendered are recorded as deferred revenue and recognized ratably to revenue on a straight-line basis over the listing period. TripAdvisor’s commission revenue is primarily generated on its free-to-list option, in lieu of a pre-paid subscription fee. When a commissionable transaction is booked on TripAdvisor’s platform, it receives cash from the traveler that includes both commission, which is recorded as deferred revenue, and the amount due to the property owner,

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 which is recorded to deferred merchant payables on TripAdvisor’s consolidated balance sheet. We pay the amount due to the property owner and recognize our commission revenue at the time of the traveler’s stay. Additional revenue is derived on a pay-per-lead basis, as we provide leads for rental properties to property managers. Pay-per-lead revenue is billed and recognized in the period when the leads are delivered to the property managers. Other Revenue – Retail revenue is recognized at the time of delivery to customers. An allowance for returned merchandise is provided as a percentage of sales based on historical experience. The total reduction in sales due to returns was approximately $3 million, $2 million, and $3 million for each of the years ended December 31, 2015, 2014 and 2013, respectively. Shipping revenue is included in net sales and the related costs of shipping are included in operating expense. Sales tax collected from customers on retail sales is recorded on a net basis and is not included in revenue. Operating Expense Operating expenses consist primarily of certain technology and content expenses, including personnel and overhead expenses which include salaries and benefits, stock-based compensation expense and bonuses for salaried employees and contractors engaged in the design, development, testing and maintenance of TripAdvisor’s website and mobile apps. Operating expense also includes to a lesser extent costs of services which are expenses that are closely correlated or directly related to service revenue generated, including advertising fees, flight search fees, credit card fees and data center costs. Other costs include licensing, maintenance expense, computer supplies, technology hardware, actual product cost, provision for obsolete inventory, buying allowances received from suppliers, shipping and handling costs and warehouse costs. General and Administrative General and administrative expenses consist primarily of personnel and related overhead costs, including executive leadership, finance, legal and human resource functions and stock-based compensation expense as well as professional service fees and other fees including audit, legal, tax and accounting, and other costs including bad debt expense and TripAdvisor’s charitable foundation costs. Selling and Marketing Selling and marketing expenses primarily consist of direct costs, including search engine marketing, or SEM, and catalogue costs. In addition, our indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, and bonuses for sales, sales support, customer support and marketing employees. The Company incurs advertising expense consisting of traffic generation costs from search engines and internet portals, other online and offline advertising expense, promotions and public relations to promote our brands. Costs associated with advertisements are expensed in the period in which the advertisement takes place. Advertising expense was $519 million, $357 million and $251 million for each of the years ended December 31, 2015, 2014 and 2013, respectively. Stock-Based Compensation As more fully described in note 9, Liberty has previously granted to its directors, employees and employees of its subsidiaries options, restricted stock and stock appreciation rights (“SARs”) to purchase shares of Liberty Interactive and/or Liberty Ventures common stock (collectively, “Awards”). Liberty measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 (usually the vesting period of the Award). Liberty measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Certain outstanding awards that were previously granted by Liberty were assumed by TripCo upon the completion of the Trip Spin-Off. Additionally, as of December 2012 TripAdvisor is a consolidated company and TripAdvisor has issued stock-based compensation to its employees related to their common stock. The consolidated statements of operations include stock-based compensation related to TripAdvisor equity in addition to Liberty Awards already held by BuySeasons employees. Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation for the years ended December 31, 2015, 2014 and 2013 (amounts in millions): December 31, 2015 2014 2013 Operating expense $ 32 32 26 Selling, general and administrative 50 42 34 $ 82 74 60 Income Taxes The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in income tax expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in income tax (expense) benefit in the accompanying consolidated statements of operations. We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. In November 2015, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance to simplify the presentation of deferred income taxes. The new guidance requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet and permits the use of either a retrospective or prospective transition method. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early application permitted. The Company has early adopted this guidance. The retrospective application

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 of this guidance decreased current “Deferred income tax assets” by $11 million, decreased “Other assets” by $2 million and decreased “Deferred income tax liabilities” by $13 million on the consolidated balance sheets as of December 31, 2014. Deferred Merchant Payables TripAdvisor receives cash from travelers at the time of booking related to its vacation rental, attractions and transaction-based businesses and it records these amounts, net of commissions, on its consolidated balance sheets as deferred merchant payables. TripAdvisor pays the hotel, attraction provider or vacation rental owner after the travelers’ use and subsequent billing from the hotel, attraction provider or vacation rental owner. Therefore, it receives cash from the traveler prior to paying the hotel, attraction provider or vacation rental owner, and this operating cycle represents a working capital source or use of cash to TripAdvisor. As long as these businesses grow, TripAdvisor expects that changes in working capital related to these transactions, depending on timing of payments and seasonality, will continue to impact operating cash flows. TripAdvisor’s deferred merchant payables balance was $105 million and $93 million for the years ended December 31, 2015 and 2014, respectively. Certain Risks and Concentrations The TripAdvisor business is subject to certain risks and concentrations including dependence on relationships with its customers. TripAdvisor is highly dependent on advertising relationships with Expedia and Priceline, which each accounted for more than 10% of TripAdvisor’s consolidated revenue and combined accounted for approximately 46%, 46% and 47% of its total revenue for the years ended December 31, 2015, 2014 and 2013, respectively. Contingent Liabilities Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements. Comprehensive Income (Loss) Comprehensive income (loss) consists of net income (loss), cumulative foreign currency translation adjustments, and unrealized gains and losses on available-for-sale securities, net of tax. Earnings (Loss) per Common Share (EPS) Basic earnings (loss) per common share (“EPS”) is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. The Company issued 73,685,924 common shares, which is the aggregate number of shares of Series A and Series B common stock outstanding upon the completion of the Trip Spin-Off on August 27, 2014. The number of shares issued

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 in the Trip Spin-Off is being used for both basic and diluted earnings per share for all periods prior to the date of the Trip Spin-Off as no Company equities or equity awards were outstanding prior to the Trip Spin-Off. Years ended December 31, 2015 2014 number of shares in millions Basic EPS 75 74 Potentially dilutive shares — — Diluted EPS 75 74 Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) recoverability and recognition of goodwill, intangible and long-lived assets, (ii) accounting for income taxes and (iii) stock-based compensation to be its most significant estimates. Reclassifications Certain prior period amounts have been reclassified for comparability with the current year presentation. Recently Adopted Accounting Pronouncements In April 2015, the FASB issued new accounting guidance which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. In August 2015, additional accounting guidance was issued on this topic that clarifies the April 2015 guidance for debt issuance costs associated with line-of-credit arrangements, which states the FASB would not object to the continued deferral and presentation of debt issuance costs as an asset, which would be subsequently amortized over the term of the arrangement. This guidance is effective for fiscal years, and the interim periods within those fiscal years, beginning after December 15, 2015, with early application permitted. The Company has early adopted this guidance. The retrospective application of this guidance decreased “Other assets” and “Long-term debt” by $2 million on the consolidated balance sheet as of December 31, 2014. Refer to “Note 7— Debt” below for the current year presentation. New Accounting Pronouncements Not Yet Adopted In September 2015, the FASB issued new accounting guidance which eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements and related disclosures. In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The new guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 goods or services to customers. The updated guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a retrospective or cumulative effect transition method. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. (3) Supplemental Disclosures to Consolidated Statements of Cash Flows Years ended December 31, 2015 2014 2013 amounts in millions Cash paid for acquisitions: Intangibles not subject to amortization $ 17 253 30 Intangibles subject to amortization 12 194 19 Fair value of other assets acquired 2 25 2 Net liabilities assumed — (96) (15) Deferred tax assets (liabilities) (2) (40) 1 Other — (5) (2) Cash paid for acquisitions, net of cash (acquired) $ 29 331 35 Cash paid for interest $ 7 8 9 Cash paid for income taxes $ 44 54 50 (4) TripAdvisor Acquisitions and Dispositions Acquisitions During the year ended December 31, 2015, TripAdvisor completed three acquisitions for a total purchase price consideration of $28 million and paid in cash. The total cash consideration is subject to adjustment based on the certain indemnification obligations for general representations and warranties of the acquired company stockholders. The cash consideration was paid primarily from TripAdvisor’s international subsidiaries. TripAdvisor acquired 100% of the outstanding capital stock of the following companies: ZeTrip, a personal journal app that helps users log activities, including places they have visited and photos they have taken, purchased in January 2015; BestTables, a provider of an online and mobile reservations platform for restaurants in Portugal and Brazil, purchased in March 2015; and Dimmi, a provider of an online and mobile reservations platform for restaurants in Australia, purchased in May 2015. The purchase price allocation for TripAdvisor’s 2015 acquisitions is preliminary and subject to revision as more information becomes available, but in any case will not be revised beyond twelve months after the acquisition date and any change to the fair value of assets acquired or liabilities assumed will lead to a corresponding adjustment through the consolidated statement of operations. The primary area of the purchase price allocation which is not yet finalized is related to income tax net operating losses for all 2015 acquisitions. Acquired goodwill related to our 2015 acquisitions is not deductible for tax purposes. Pro-forma results of operations for these acquisitions have not been presented as the financial impact to our consolidated financial statements, both individually and in aggregate, would not be materially different from historical results.

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 The following table presents the initial purchase price allocations recorded on our consolidated balance sheet for all 2015 acquisitions (in millions): Goodwill $ 17 Intangible assets 12 Net tangible assets 1 Deferred tax liabilities, net (2) Total purchase price consideration $ 28 relationships of $7 million, and technology and other of $3 million. The overall weighted average life of the intangible assets acquired in the purchase of these businesses during 2015 was approximately 6 years, and will be amortized on a straight-line basis over their estimated useful lives. During the year ended December 31, 2014, TripAdvisor completed seven acquisitions for total cash consideration of $331 million, net of cash acquired. TripAdvisor acquired Vacation Home Rentals, a U.S.-based vacation rental website featuring properties around the world; London-based Tripbod, a travel community that helps connect travelers to local experts to deliver travelers relevant recommendations for trip planning; Lafourchette, a provider of an online and mobile reservations platform for restaurants in Europe; Viator a platform for researching and booking destination activities around the world; MyTable and Restopolis, a provider of an online and mobile reservations platform for restaurants in Italy; Iens, a provider of an online and mobile reservations platform for restaurants in the Netherlands. The following table presents the purchase price allocations recorded on our consolidated balance sheet for all 2014 acquisitions (in millions): Net assets (including acquired cash) $ 94 Goodwill. 253 Intangible assets 194 Deferred tax liabilities, net (40) Accrued expenses and other liabilities (101) Total purchase price consideration $ 400 The excess purchase price over identifiable net tangible assets of $253 million has been recorded to goodwill in the accompanying consolidated balance sheet as of December 31, 2014. The goodwill in these transactions is primarily attributable to expected operational synergies, the assembled workforces, and the future development initiatives of the assembled workforces. Approximately $5 million of goodwill is expected to be deductible for tax purposes. A total of $194 million was allocated to identifiable intangible assets subject to amortization, including customer and supplier relationships, tradenames, subscription relationships, developed technology and other intangibles. The weighted-average life of the identifiable definite-lived intangible assets acquired in 2014 is approximately 7 years and will be amortized on a straight-line basis. Pro forma financial information related to these acquisitions has not been provided as they are not material to our consolidated results of operations. During the year ended December 31, 2013, TripAdvisor completed six acquisitions for total cash consideration of approximately $35 million, net of cash acquired.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Approximately $1 million, $4 million, and $2 million of acquisition-related costs were expensed as incurred during the years ended December 31, 2015, 2014 and 2013, respectively, and are included in general and administrative expenses in the consolidated statements of operations. Dispositions In August 2015, TripAdvisor sold its 100% interest in a Chinese subsidiary to an unrelated third party for $28 million in cash consideration. Accordingly, TripAdvisor deconsolidated $11 million of assets (which included $3 million of cash sold) and $4 million of liabilities from its consolidated balance sheets and recognized a $20 million gain on sale in other, net on the consolidated statements of operations. (5) Assets and Liabilities Measured at Fair Value For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3. The Company’s assets and liabilities measured at fair value are as follows: December 31, 2015 December 31, 2014 Quoted prices Significant Quoted prices Significant in active other in active other markets for observable markets for observable identical assets inputs identical assets inputs Description Total (Level 1) (Level 2) Total (Level 1) (Level 2) amounts in millions Cash equivalents $ 44 39 5 58 58 — Marketable securities $ 47 — 47 108 — 108 Available-for-sale securities $ 37 — 37 31 — 31 The fair value of Level 2 marketable securities and available-for-sale securities were obtained from pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Other Financial Instruments Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities. The carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 (6) Goodwill and Other Intangible Assets Goodwill and Indefinite Lived Intangible Assets Changes in the carrying amount of goodwill are as follows (amounts in millions): Corporate TripAdvisor and Other Total Balance at January 1, 2014 $ 3,460 — 3,460 Acquisition (1) 253 — 253 Other (2) (22) — (22) Balance at December 31, 2014 3,691 — 3,691 Acquisition (1) 17 — 17 Other (2) (19) — (19) Balance at December 31, 2015 $ 3,689 — 3,689. (1) Additions to goodwill relate to TripAdvisor’s acquisitions. See “Note 4 – TripAdvisor, Inc. Acquisitions and Dispositions,” for further information. (2) Other changes are primarily due to foreign currency translation on goodwill. As presented in the accompanying consolidated balance sheets, trademarks are the other significant indefinite lived intangible asset and the change from the prior year is due to the change in foreign exchange rates. Intangible Assets subject to amortization Intangible assets subject to amortization are comprised of the following: December 31, 2015 December 31, 2014 Weighted Average Gross Net Gross Net Remaining carrying Accumulated carrying carrying Accumulated carrying Useful Life amount amortization amount amount amortization amount in years amounts in millions Customer relationships 5 965 (599) 366 979 (456) 523 Other 6 444 (185) 259 428 (110) 318 Total 1,409 (784) 625 1,407 (566) 841 Amortization of TripAdvisor intangible assets acquired during 2012 are expected to match the usage of the related assets and are being amortized on an accelerated basis as reflected in amortization expense and in the future amortization table below. Amortization expense was $245 million, $279 million and $303 million for the years ended December 31, 2015, 2014 and 2013, respectively.

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 The estimated future amortization expense for the next five years related to intangible assets with definite lives as of December 31, 2015, assuming no subsequent impairment of the underlying assets, is as follows (amounts in millions): 2016 $ 193 2017 $ 175 2018 $ 112 2019 $ 108 2020 $ 103 Impairments During the years ended December 31, 2015, 2014 and 2013, we recorded impairments related to BuySeasons, presented in the statements of operations, which is included in the Corporate and other segment. The impairments are primarily related to trademarks. Continued declining operating results as compared to budgeted results and certain trends required a quantitative impairment test and a determination of fair value for BuySeasons. This fair value, including the related intangibles and goodwill, was determined using projections of future operating performance and applying a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3). As of December 31, 2015 the accumulated impairment losses for BuySeasons was $46 million. (7) Debt Outstanding debt at December 31, 2015 and 2014 is summarized as follows: December 31, December 31, 2015 2014 amounts in millions TripAdvisor 2011 Credit Facility $ — 300 TripAdvisor 2015 Credit Facility 200 — TripCo margin loans 421 404 Chinese credit facilities 1 38 Unamortized discount and debt issuance costs (1) (2) Total consolidated TripCo debt $ 621 740 Less debt classified as current (1) (78) Total long-term debt $ 620 662 TripAdvisor 2011 Credit Facility In 2011, TripAdvisor entered into a credit agreement (the “2011 Credit Facility”), which provided $600 million of borrowing including:a term loan facility in an aggregate principal amount of $400 million with a term of five years due December 2016 (“Term Loan”); and a revolving credit facility in an aggregate principal amount of $200 million available in U.S. dollars, Euros and British pound sterling with a term of five years expiring December 2016.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 On June 26, 2015, the entire outstanding principal on TripAdvisor’s Term Loan in the amount of $290 million was repaid with borrowings from TripAdvisor’s 2015 Credit Facility (described below) and the 2011 Credit Facility was subsequently terminated. TripAdvisor repaid the Term Loan debt and terminated the 2011 Credit Facility without premium or penalty. There was no resulting loss on early extinguishment of this debt. TripAdvisor 2015 Credit Facility On June 26, 2015, TripAdvisor entered into a five year credit agreement (the “2015 Credit Facility”). The 2015 Credit Facility, among other things, provides for (i) a $1 billion unsecured revolving credit facility, (ii) an interest rate on borrowings and commitment fees based on TripAdvisor’s and its subsidiaries’ consolidated leverage ratio and (iii) uncommitted incremental revolving loan and term loan facilities, subject to compliance with a leverage covenant and other conditions. Any overdue amounts under or in respect of the revolving credit facility not paid when due shall bear interest at (i) in the case of principal, the applicable interest rate plus 2.00% per annum, (ii) in the case of interest denominated in British pound sterling or Euro, the applicable rate plus 2.00% per annum and (iii) in the case of interest denominated in U.S. Dollars, 2.00% per annum plus the Alternate Base Rate plus the interest rate spread applicable to ABR loans. TripAdvisor may borrow from the revolving credit facility in U.S. dollars, Euros and British pound sterling with a term of five years expiring June 26, 2020. TripAdvisor immediately borrowed $290 million from this revolving credit facility, which was used to repay all outstanding borrowings pursuant to the 2011 Credit Facility and is recorded in long term debt in the accompanying consolidated balance sheets as of December 31, 2015. There is no specific repayment date prior to the five-year maturity date for borrowings under this revolving credit facility. During the year ended December 31, 2015, TripAdvisor repaid $90 million of its outstanding borrowings on the 2015 Credit Facility. Based on TripAdvisor’s current leverage ratio, borrowings bear interest at LIBOR plus 125 basis points, or the Eurocurrency Spread. TripAdvisor is currently borrowing under a one-month interest period of 1.7% per annum, using a one-month interest period Eurocurrency Spread, which will reset periodically. Interest will be payable on a monthly basis while TripAdvisor is borrowing under the one-month interest rate period. TripAdvisor is also required to pay a quarterly commitment fee, on the average daily unused portion of the revolving credit facility for each fiscal quarter and fees in connection with the issuance of letters of credit. Unused revolver capacity is currently subject to a commitment fee of 20 basis points, given TripAdvisor’s current leverage ratio. The 2015 Credit Facility includes $15 million of borrowing capacity available for letters of credit and $40 million for borrowings on same-day notice. As of December 31, 2015, TripAdvisor had issued $2 million of outstanding letters of credit under the 2015 Credit Facility. In connection with the 2015 Credit Facility, TripAdvisor incurred lender fees and debt financing costs totaling $3 million, which were capitalized as deferred financing costs and recorded in other assets on the consolidated balance sheets. These costs will be amortized over the term of the 2015 Credit Facility using the effective interest rate method and will be recorded to interest expense in the consolidated statements of operations. TripAdvisor may voluntarily repay any outstanding borrowing under the 2015 Credit Facility at any time without premium or penalty, other than customary breakage costs with respect to Eurocurrency loans. Certain wholly-owned domestic subsidiaries of TripAdvisor have agreed to guarantee TripAdvisor’s obligations under the 2015 Credit Facility. The 2015 Credit Facility contains a number of covenants that, among other things, restrict TripAdvisor’s ability to: incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 agreements governing certain subordinated indebtedness, and change the fiscal year. The 2015 Credit Facility also requires TripAdvisor to maintain a maximum leverage ratio and contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the 2015 Credit Facility will be entitled to take various actions, including the acceleration of all amounts due under the 2015 Credit Facility. TripAdvisor Chinese Credit Facilities In addition to borrowings under the 2015 Credit Facility, TripAdvisor maintains Chinese Credit Facilities. As of December 31, 2015 and 2014, there were approximately $1 million and $38 million of short term borrowings outstanding, respectively. TripAdvisor’s Chinese subsidiary entered into a $30 million, one year revolving credit facility with Bank of America (the “Chinese Credit Facility—BOA”) that is currently subject to review on a periodic basis with no specific expiration period. The Chinese Credit Facility—BOA bears interest at a rate based on 100% of the People’s Bank of China’s base rate, which was 4.35% as of December 31, 2015. During the year ended December 31, 2015, TripAdvisor made a $22 million repayment of its outstanding borrowings on the Chinese Credit Facility—BOA. As of December 31, 2015, TripAdvisor had $1 million of borrowings outstanding under the Chinese Credit Facility—BOA. In addition, TripAdvisor’s Chinese subsidiary entered into a RMB 125,000,000 (approximately $20 million) oneyear revolving credit facility with J.P. Morgan Chase Bank (“Chinese Credit Facility—JPM”). The Chinese Credit Facility—JPM bears interest at a rate based on 100% of the People’s Bank of China’s base rate, which was 4.35% as of December 31, 2015. During the year ended December 31, 2015, TripAdvisor made a $19 million repayment of its outstanding borrowings on the Chinese Credit Facility—JPM. As of December 31, 2015, there are no outstanding borrowings under the Chinese Credit Facility—JPM. TripCo Debt On August 21, 2014, a wholly owned subsidiary of TripCo (“TripSPV”), entered into two margin loan agreements which aggregated total borrowings of $400 million. Prior to the Trip Spin-Off, approximately $348 million of such amount was distributed to Liberty. Common Stock and Class B Common Stock of TripAdvisor were pledged as collateral pursuant to these agreements. Each agreement contains language that indicates that TripSPV, as borrower and transferor of underlying shares as collateral, has the right to exercise all voting, consensual and other powers of ownership pertaining to the transferred shares for all purposes, provided that TripCo agrees that it will not vote the shares in any manner that would reasonably be expected to give rise to transfer or certain other restrictions. Similarly, the loan agreements indicate that no lender party shall have any voting rights with respect to the shares transferred, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreements. The agreements also contain certain restrictions related to additional indebtedness and margin calls. The initial margin call would require the outstanding balance to be reduced to $300 million if at any time the closing price per share of TripAdvisor common stock were to fall below certain minimum values. Interest on the margin loans accrues at a rate of 3.65% plus LIBOR for six months and 3.25% thereafter to be paid in kind or cash at the election of TripSPV. The Company expects that interest on the loan will be paid in kind and added to the principal amount on the loan. During the year ended December 31, 2015, TripCo recorded $17 million of non-cash interest related to the loan. The term of the loan is three years and the maturity date is August 22, 2017.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 As of December 31, 2015, the values of TripAdvisor’s shares pledged as collateral pursuant to the margin loan agreements, determined based on the trading price of the Common Stock and on an as-if converted basis for the Class B Common Stock, are as follows:  Number of Shares Pledged as Collateral as of Share value as of Pledged Collateral December 31, 2015 December 31, 2015 amounts in millions Common Stock 18.2 $ 1,552 Class B Common Stock 12.8 $ 1,091 The outstanding margin loans contain various affirmative and negative covenants that restrict the activities of the borrower. The loan agreements do not include any financial covenants. Additionally, in support of the margin loan agreements, TripCo and Liberty Interactive LLC entered into a promissory note whereby TripCo may request, upon certain margin call thresholds, up to $200 million in funds. Proceeds from the promissory note must be used by TripSPV to offset obligations under the margin loan agreements. Fair Value Due to the primarily variable rate nature, TripCo believes that the carrying amount of its debt approximated fair value at December 31, 2015 and 2014. Debt Covenants As of December 31, 2015, each of the Company and TripAdvisor was in compliance with its respective debt covenants. (8) Income Taxes TripCo was included in the federal consolidated income tax return of Liberty prior to August 27, 2014. The tax provision included in these financial statements has been prepared on a stand-alone basis, as if TripCo was not part of the consolidated Liberty group. TripAdvisor, as a consolidated subsidiary for financial statement purposes, is not included in the Liberty consolidated group tax return and is not included in the TripCo consolidated group tax return subsequent to the Trip Spin-Off as TripCo owns less than 80% of TripAdvisor. Additionally, upon the completion of the Trip Spin-Off, the unused stand-alone net operating losses of BuySeasons was treated as a deemed equity distribution at that date. Furthermore, the income taxes payable allocated to TripCo by Liberty as of August 27, 2014 was treated as a deemed equity contribution of $29 million from Liberty upon completion of the Trip Spin-Off.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Income tax benefit (expense) consists of: Years ended December 31, 2015 2014 2013 amounts in millions Current: Federal $ (42) (77) (32) State and local (7) (22) (10) Foreign (26) (6) (20) $ (75) (105) (62) Deferred: Federal $ 52 55 9 State and local 7 (16) 76 Foreign 26 31 32 85 70 117 Income tax benefit (expense) $ 10 (35) 55 The following table presents a summary of our domestic and foreign earnings from continuing operations before income taxes:                                                Years ended December 31, 2015 2014 2013 amounts in millions Domestic $ (70) 4 (23) Foreign 74 40 (5) Total $ 4 44 (28)

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following: Years ended December 31, 2015 2014 2013 amounts in millions Computed expected tax benefits (expense) $ (1) (16) 10 State and local taxes, net of federal income taxes 2 (7) (3) Foreign taxes, net of foreign tax credits. 48 28 15 Change in estimated tax rate 3 (15) 46 Basis difference in consolidated subsidiary (21) (5) — Change in valuation allowance (7) (7) (3) Change in unrecognized tax benefits (12) (14) (9) Other (2) 1 (1) Income tax (expense) benefit $ 10 (35) 55  During 2015, the Company had income tax benefits from earnings in foreign jurisdictions taxed at rates lower than the 35% U.S. federal tax rate, partially offset by the recognition of deferred tax liabilities for basis differences in the stock of a consolidated subsidiary, changes in valuation allowance, and changes in unrecognized tax benefits. Included in the income tax benefits from earnings in foreign jurisdictions is a $13 million tax benefit recorded at TripAdvisor as a result of a favorable decision in a U.S tax court case issued in July 2015 related to the treatment of stock-based compensation in intercompany cost-sharing agreements. During 2014, the Company incurred aggregate income tax expense related to an increase in its estimate of the state effective tax rate used to measure its net deferred tax liabilities, based on a change to the Company’s estimated state apportionment factors and an increase in its unrecognized tax benefits. This income tax expense was partially offset with income tax benefits for earnings in foreign jurisdictions taxed at rates lower than the 35% U.S. federal tax rate. During 2013, the Company changed its estimate of the effective state tax rate used to measure its net deferred tax liabilities, based on expected changes to the Company’s state apportionment factors. The rate change required an adjustment to the recognized deferred taxes at the TripAdvisor level.

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below: December 31, 2015 2014 amounts in millions Deferred tax assets: Loss carryforwards $ 89 48 Stock-based compensation 56 45 Other 65 61 Total deferred tax assets 210 154 Less: valuation allowance (23) (23) Net deferred tax assets 187 131 Deferred tax liabilities: Intangible assets (811) (870) Investments (33) (12) Other (62) (57) Total deferred tax liabilities. (906) (939) Net deferred tax liability $ (719) (808)  During the year ended December 31, 2015, there was a $7 million increase in the Company’s valuation allowance that affected tax expense and a $7 million decrease in the valuation allowance due to the sale of a foreign subsidiary at TripAdvisor. TripAdvisor has not provided for deferred U.S. income taxes on undistributed earnings of certain foreign consolidated companies that it intends to reinvest permanently outside the United States; the total amount of such earnings as of December 31, 2015 was $759 million. Should these earnings be distributed or treated under certain U.S. tax rules as having distributed earnings of foreign consolidated companies in the form of dividends or otherwise, TripAdvisor may be subject to U.S. income taxes. Due to complexities in tax laws and various assumptions that would have to be made, it is not practicable at this time to estimate the amount of unrecognized deferred U.S. taxes on these earnings. At December 31, 2015, the Company has a deferred tax asset of $89 million for federal, state, and foreign loss carryforwards. Of this amount, $55 million is recorded at TripAdvisor. If not utilized to reduce income tax liabilities at TripAdvisor in future periods, these loss carryforwards will expire at various times between 2016 and 2035. The remaining deferred tax asset of $34 million relates to federal and state net operating loss carryforwards recorded at TripCo. If not utilized to reduce income tax liabilities at TripCo in future periods, these net operating loss carryforwards will expire at various times between 2021 and 2035. The loss carryforwards recorded at TripAdvisor and TripCo are expected to be utilized prior to expiration, except for $6 million of state net operating losses and $17 million of foreign net operating losses (on a tax-effected basis), which based on current projections of state and foreign taxable income may expire unused. As of December 31, 2015, 2014 and 2013 the Company had recorded tax reserves of $89 million, $67 million and $36 million, respectively, related to unrecognized tax benefits for uncertain tax positions, which is classified as longterm and included in other long-term liabilities on the consolidated balance sheets. Prior to the acquisition of a controlling interest in TripAdvisor in December 2012, the Company did not have any unrecognized tax benefits for uncertain tax positions. If the unrecognized tax benefits were to be recognized for financial statement purposes, approximately $53 million, $65 million and $19 million for the years ended December 31, 2015, 2014 and 2013, respectively, would be reflected in the Company’s tax expense and affect its effective tax rate. The Company’s estimate of its unrecognized tax

Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 benefits related to uncertain tax positions requires a high degree of judgment. The Company does not believe it is reasonably possible the gross unrecognized tax benefits may increase or be paid within the next twelve months. A reconciliation of unrecognized tax benefits is as follows (amounts in millions): Years ended December 31, 2015 2014 2013 Balance at beginning of year $ 67 36 24 Additions based on tax positions related to the current year 15 13 12 Additions for tax positions of prior years 7 18 4 Reductions for tax positions of prior years — — (4) Balance at end of year $ 89 67 36 As of December 31, 2015, Liberty’s 2001 through 2011 tax years are closed for federal income tax purposes, and the IRS has completed its examination of Liberty’s 2012 and 2013 tax years. The tax loss carryforwards from the 2010 through 2012 tax years are still subject to adjustment. Liberty’s 2014 tax year is being examined currently as part of the IRS’s Compliance Assurance Process (“CAP”) program, and TripCo’s 2014 and 2015 tax years are also being examined currently as part of the CAP program. As discussed earlier, because TripCo’s ownership of TripAdvisor is less than the required 80%, TripAdvisor does not consolidate with TripCo for federal income tax purposes. Prior to December 2011, Trip Advisor was included in the consolidated federal income tax returns filed by Expedia. Expedia’s 2009 and 2010 tax years are currently being audited by the IRS. TripAdvisor and Expedia are parties to a tax sharing agreement whereby TripAdvisor is generally required to indemnify Expedia for any taxes resulting from the Expedia spin-off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by TripAdvisor described in the covenants in the tax sharing agreement, (ii) any acquisition of TripAdvisor’s equity securities or assets or those of a member of its group, or (iii) any failure of the representations with respect to TripAdvisor or any member of its group to be true or any breach by TripAdvisor or any member of its group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel. TripAdvisor is undergoing an audit by the IRS for the 2012 and 2013 tax years. Various states are currently examining TripAdvisor’s prior year’s state income tax returns. TripAdvisor is no longer subject to tax examinations by tax authorities for years prior to 2007. As of December 31, 2015, no material assessments have resulted. As of December 31, 2015 and 2014, the Company had recorded approximately $6 million and $4 million, respectively, of accrued interest and penalties related to uncertain tax positions. (9) Stock-Based Compensation TripCo Incentive Plans In connection with the Trip Spin-Off, the holder of an outstanding option or stock appreciation right (collectively “Award”) to purchase shares of Liberty Ventures Series A and Series B common stock on the record date (a “Liberty

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Ventures Award”) received an Award to purchase shares of the corresponding series of TripCo common stock and an adjustment to the exercise price and number of shares subject to the original Liberty Ventures Award (as so adjusted, an “adjusted Liberty Ventures Award”). Following the Trip Spin-Off, employees of Liberty hold Awards in both Liberty Ventures common stock and TripCo common stock. The compensation expense relating to employees of Liberty is recorded at Liberty. Therefore, compensation expense related to Awards resulting from the Trip Spin-Off will not be recognized in the Company’s consolidated financial statements. Except as described above, all other terms of an adjusted Liberty Ventures Award and a new TripCo Award (including, for example, the vesting terms thereof) are in all material respects, the same as those of the corresponding original Liberty Ventures Award. Pursuant to the Liberty TripAdvisor Holdings, Inc. 2014 Omnibus Incentive Plan (Amended and Restated as of March 11, 2015) (the “2014 Plan”), the Company may grant Awards in respect of a maximum of 6.7 million shares of TripCo common stock. Awards generally vest over 4-5 years and have a term of 7-10 years. TripCo issues new shares upon exercise of equity awards. TripCo - Grants During the year ended December 31, 2015 and pursuant to the 2014 Plan, TripCo granted 25 thousand options to purchase shares of Series A common stock to its non-employee directors. Such options had a weighted average grant-date fair value of $12.66 per share and cliff vest over a 1-year vesting period. There were no options to purchase shares of Series B common stock granted during the period. The Company has calculated the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes-Merton Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2014 and 2015, the range of expected terms was 6 years to 7 years. Since TripCo common stock has not traded on the stock market for a significant length of time, the volatility used in the calculation for Awards is based on a blend of the historical volatility of TripCo and TripAdvisor common stock and the implied volatility of publicly traded TripCo and TripAdvisor options; as the most significant asset within TripCo, the volatility of TripAdvisor was considered in the overall volatility of TripCo. For grants made in 2014 and 2015, the range of volatilities was 40.8% to 45.9%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options. The Company recognizes the cost of an Award over the period during which the employee is required to provide service (usually the vesting period of the Award).

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 TripCo - Outstanding Awards The following table presents the number and weighted average exercise price (“WAEP”) of Awards to purchase TripCo common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the Awards. Weighted average remaining Aggregate contractual intrinsic Series A WAEP life value in thousands in years in millions Outstanding at January 1, 2015 1,090 $ 13.94 Granted 25 $ 30.46 Exercised (394) $ 13.61 Forfeited/Cancelled. (1) $ 22.75 Outstanding at December 31, 2015 720 $ 14.67 3.5 $ 11 Exercisable at December 31, 2015 628 $ 13.63 3.1 $ 11 Weighted average remaining Aggregate contractual intrinsic Series B WAEP life value in thousands in years in millions Outstanding at January 1, 2015 1,797 $ 27.83 Granted — $ — Exercised — $ — Forfeited/Cancelled. — $ — Outstanding at December 31, 2015 1,797 $ 27.83 9.0 $ 5 Exercisable at December 31, 2015 — $ — — $ — As of December 31, 2015, the total unrecognized compensation cost related to unvested equity Awards was $20 million. Such amount will be recognized in the Company’s statements of operations over a weighted average period of approximately 2.4 years. TripCo - Exercises The aggregate intrinsic value of all TripCo options exercised during the years ended December 31, 2015 and 2014 was $7.3 million and $10.7 million, respectively. The aggregate intrinsic value of all Liberty options, related to BuySeasons employees, exercised during the year ended December 31, 2013 was $1.6 million. TripCo — Restricted Stock The aggregate fair value of all restricted shares of TripCo common stock and Liberty common stock that vested during the years ended December 31, 2015, 2014 and 2013, respectively, was less than a million.

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 TripAdvisor Equity Grant Awards Pursuant to TripAdvisor’s 2011 Stock and Annual Incentive Plan (the “2011 Incentive Plan”), TripAdvisor may grant restricted stock, restricted stock awards, RSUs, stock options and other stock-based awards to TripAdvisor directors, officers, employees and consultants. Grants were valued using a volatility of 41.8% and the applicable risk free rate for an expected term of 5.4 years for the year ended December 31, 2015, volatility of 44.0% and the applicable risk free rate for an expected term of 5.8 years for the year ended December 31, 2014, and a volatility of 50.8% and the applicable risk free interest rate for an expected term of 6.1 years for the year ended December 31, 2013. Performance-based stock options and RSUs vest upon achievement of certain TripAdvisor company-based performance conditions and a requisite service period. On the date of grant, the fair value of stock options is calculated using a Black-Scholes-Merton model, which incorporates assumptions to value stock-based awards, including the riskfree rate of return, expected volatility, expected term and expected dividend yield. If, upon grant, TripAdvisor assesses the achievement of performance targets as probable, compensation expense is recorded for the awards over the estimated performance period on a straight-line basis. At each reporting period, the probability of achieving the performance targets and the performance period required to meet those targets is assessed. To the extent actual results or updated estimates differ from TripAdvisor’s estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The following table presents the number, weighted average exercise price (“WAEP”) and aggregate intrinsic value of stock options to purchase TripAdvisor common stock granted under their 2011 Incentive Plan: Weighted Average Remaining Aggregate Number of Contractual Intrinsic Options WAEP Life Value in thousands in years in millions Outstanding at January 1, 2015 8,651 $ 44.47 Granted 587 $ 83.78 Exercised (3,187) $ 33.78 Cancelled or expired (331) $ 57.44 Outstanding at December 31, 2015 5,720 $ 53.71 5.6 $ 187 Exercisable at December 31, 2015 2,480 $ 36.69 4.3 $ 122 During the year ended December 31, 2015, TripAdvisor granted 0.6 million of service based stock options under their 2011 Incentive Plan, with a weighted average estimated grant-date fair value per option of $33.02. These stock options generally have a contractual term of ten years from the date of grant and generally vest over a four year requisite service period. As of December 31, 2015, the total number of shares available under the 2011 Incentive Plan is 17,200,758 shares. TripAdvisor related stock-based compensation for the year ended December 31, 2015 was approximately $77 million. As of December 31, 2015, the total unrecognized compensation cost related to unvested TripAdvisor stock options was approximately $56 million and will be recognized over a weighted average period of approximately 2.5 years. Restricted Stock Units RSUs are stock awards that are granted to employees entitling the holder to shares of TripAdvisor common stock as the award vests. RSUs are measured at fair value based on the number of shares granted and the quoted price of TripAdvisor common stock at the date of grant. The fair value of RSUs, net of estimated forfeitures,

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 is amortized as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date. During the year ended December 31, 2015, TripAdvisor granted 1 million service based RSUs under their 2011 Incentive Plan for which the fair value was measured based on the quoted price of TripAdvisor common stock at the date of grant. The weighted average grant date fair value for RSUs granted during 2015 was $82.95 per share. The unvested TripAdvisor RSUs had a weighted average grant date fair value of $79.02 as of December 31, 2015. As of December 31, 2015, the total unrecognized compensation cost related to 1.8 million unvested TripAdvisor RSU’s outstanding was approximately $94 million which will be recognized over the remaining vesting term of approximately 2.7 years. (10) Employee Benefit Plans Consolidated companies of TripCo sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment in TripCo common stock, as well as other mutual funds. The Company’s consolidated companies make matching contributions to the plans based on a percentage of the amount contributed by employees. Employer cash contributions related to BuySeasons and TripAdvisor were $7 million, $5 million and $5 million for the years ended December 31, 2015, 2014 and 2013, respectively. (11) Related Party Transactions Agreement with Chairman, President and CEO Because of the significant voting power that Mr. Maffei would possess upon exercise of the options granted to him on December 21, 2014 and as a result of the share exchange between Mr. Maffei and certain of our stockholders in December 2014, the Compensation Committee of the Board and members of the Board independent of Mr. Maffei determined it was appropriate to request that Mr. Maffei and TripCo enter into a standstill agreement that would cap his voting interest at 34.9% (the “Standstill Agreement”), subject to a variety of limitations and exceptions. (12) Commitments and Contingencies Operating Leases TripCo’s consolidated companies have contractual obligations in the form of operating leases for office and warehouse space for which the related expense is recorded on a monthly basis. Certain leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis. Operating lease obligations expire at various dates with the latest maturity in December 2030. In June 2013, TripAdvisor entered into a lease to move its headquarters to Needham, Massachusetts in 2015. TripAdvisor was the deemed owner (for accounting purposes only) of the new building during the construction period under build to suit lease accounting. As building construction began in the fourth quarter of 2013, TripAdvisor recorded project construction costs incurred by the landlord as a construction-in-progress asset and a corresponding construction financing obligation in “Property and equipment, at cost” and “Other liabilities,” respectively, in the consolidated balance sheets. Upon completion of construction at the end of the second quarter of 2015, TripAdvisor evaluated the constructionin- progress asset and construction financing obligation for de-recognition under the criteria for “sale-leaseback” treatment under GAAP. TripAdvisor has continued economic involvement in the facility, and therefore did not meet the provisions

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 for sale-leaseback accounting. This determination was based on TripAdvisor's continuing involvement with the property in the form of non-recourse financing to the lessor. Therefore, the lease has been accounted for as a financing obligation. Accordingly, TripAdvisor began depreciating the building asset over its estimated useful life and incurring interest expense related to the financing obligation imputed using the effective interest rate method. TripAdvisor will bifurcate the lease payments into (i) a portion that is allocated to the building (a reduction to the construction financing obligation) and; (ii) a portion that is allocated to the land on which the building was constructed. The portion of the lease payments allocated to the land is treated as an operating lease that commenced in 2013. The construction financing obligation is considered a long-term finance lease obligation and is recorded to noncurrent “Other liabilities” in the consolidated balance sheets. At the end of the lease term, the carrying value of the building asset and of the remaining financing obligation are expected to be equal, at which time TripAdvisor may either surrender the leased asset as settlement of the remaining financing obligation or extend the initial term of the lease for the continued use of the asset. The lease payments under the new lease will approximate $9.5 million annually. TripAdvisor incurred approximately $6 million, $62 million and $8 million of non-cash construction costs and related obligations in connection with the capitalization of construction-in-progress and tenant improvement costs during the years ended December 31, 2015, 2014 and 2013, respectively. TripAdvisor also leases an aggregate of approximately 410,000 square feet at approximately 40 other locations across North America, Europe and Asia Pacific, primarily for its international management teams, sales offices, and subsidiary headquarters, pursuant to leases with expiration dates through June 2027. For the years ended December 31, 2015, 2014 and 2013, TripCo recorded rental expense of $22 million, $22 million and $15 million, respectively. The following table presents TripCo’s estimated future minimum rental payments under operating leases with non-cancelable lease terms, including the new TripAdvisor headquarters lease, that expire after December 31, 2015 (amounts in millions): 2016 $ 25 2017 26 2018 26 2019 25 2020 25 Thereafter 158 $ 285 Charitable Foundation TripAdvisor has historically funded 2% of its annual operating income before amortization and stock-based compensation to The TripAdvisor Foundation (“the Foundation”). TripAdvisor’s pledge agreement provided for an immediate satisfaction of all future annual contributions, by paying an amount of eight multiplied by TripAdvisor’s prior year contribution to the Foundation. TripAdvisor exercised this right under the pledge agreement in December 2015. Consequently, TripAdvisor recorded an expense for the year ending December 31, 2015 in the amount of $67 million for the contribution, which was recorded to general and administrative expense in the consolidated statements of operations. TripAdvisor settled this obligation with treasury shares based on the fair value of its common stock on the date the treasury shares were issued to the Foundation. Due to the one-time nature and use of stock to settle the obligation, the amount has been excluded from Adjusted OIBDA for the year ended December 31, 2015, as shown in note 13. TripAdvisor does not expect to make any future contributions to the Foundation. The Board of Directors of the Foundation is comprised of Stephen Kaufer- TripAdvisor President and Chief Executive Officer, Julie M.B. Bradley- former TripAdvisor Chief Financial Officer and Seth J. Kalvert- TripAdvisor Senior Vice President, General Counsel and Secretary.

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Off-Balance Sheet Arrangements TripCo did not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures or capital resources. Litigation In the ordinary course of business, the Company and its subsidiaries are parties to legal proceedings and claims involving, among other things, arising out of our operations. These matters may relate to claims involving alleged infringement of third-party intellectual property rights, defamation, taxes, regulatory compliance and other claims. Although it is reasonably possible that the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements. (13) Segment Information TripCo, through its ownership interests in subsidiaries and other companies, is primarily engaged in the on-line commerce industries. TripCo identifies its reportable segments as (A) those consolidated companies that represent 10% or more of its consolidated annual revenue, annual adjusted operating income before depreciation and amortization (“Adjusted OIBDA”) or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of TripCo’s annual pre-tax earnings. TripCo evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, Adjusted OIBDA, gross margin, average sales price per unit, number of units shipped and revenue or sales per customer equivalent. In addition, TripCo reviews nonfinancial measures such as unique website visitors, conversion rates and active customers, as appropriate. TripCo defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses (excluding stock-based compensation), adjusted for specifically identified non-recurring transactions. TripCo believes this measure is an important indicator of the operational strength and performance of its businesses, including each business’s ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, equity settled liabilities (including stock-based compensation), separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. TripCo generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices. TripCo’s operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated companies are the same as those described in the Company’s summary of significant accounting policies.

 LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Performance Measures Years ended December 31, 2015 2014 2013 Adjusted Adjusted Adjusted Revenue OIBDA Revenue OIBDA Revenue OIBDA amounts in millions TripAdvisor $ 1,492 464 1,246 468 945 379 Corporate and other 73 (30) 83 (26) 89 (18) Consolidated TripCo $ 1,565 434 1,329 442 1,034 361 Other Information December 31, 2015 December 31, 2014 Total Capital Total Capital Assets expenditures Assets expenditures amounts in millions TripAdvisor $ 7,235 109 7,284 81 Corporate and other 50 3 82 9 Consolidated TripCo $ 7,285 112 7,366 90 Revenue by Geographic Area December 31, 2015 2014 2013 amounts in millions United States $ 807 670 541 United Kingdom 215 191 141 Other countries 543 468 352 Consolidated TripCo $ 1,565 1,329 1,034 Long-lived Assets by Geographic Area December 31, 2015 2014 amounts in millions United States $ 150 124 Other countries 30 14 Consolidated TripCo $ 180 138

LIBERTY TRIPADVISOR HOLDINGS, INC. Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 The following table provides a reconciliation of consolidated Adjusted OIBDA to earnings (loss) before income taxes: Years ended December 31, 2015 2014 2013 amounts in millions Consolidated Adjusted OIBDA $ 434 442 361 Stock settled charitable contribution (67) — — Stock-based compensation (82) (74) (60) Depreciation and amortization (268) (298) (315) Impairment of intangible assets (2) (2) (3) Interest expense (28) (13) (12) Other, net 17 (11) 1 Earnings (loss) before income taxes $ 4 44 (28) (14) Quarterly Financial Information (Unaudited) 1st 2nd 3rd 4th Quarter Quarter Quarter Quarter amounts in millions, except per share amounts 2015: Revenue $ 374 414 432 345 Operating income (loss) $ 38 25 35 (83) Net earnings (loss) $ 17 13 29 (45) Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders $ (7) (7) (3) (23) Basic earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders per common share $ (0.09) (0.09) (0.04) (0.31) Diluted earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B Stockholders per common share $ (0.09) (0.09) (0.04) (0.31) 1st 2nd 3rd 4th Quarter Quarter Quarter Quarter amounts in millions, except per share amounts 2014: Revenue $ 294 335 375 325 Operating income (loss) $ 29 31 17 (9) Net earnings (loss) $ 23 17 2 (33) Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders $ 5 (1) (5) (21) Basic earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B stockholders per common share $ 0.07 (0.01) (0.07) (0.29) Diluted earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. Series A and Series B Stockholders per common share $ 0.07 (0.01) (0.07) (0.29)

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 Board of Directors Gregory B. Maffei Chairman of the Board, President and Chief Executive Officer Liberty TripAdvisor Holdings, Inc. Michael J. Malone Chief Executive Officer and Principal Hunters Capital, LLC Chris Mueller Managing Partner Post Closing 360 LLC Larry E. Romrell Retired Executive Vice President Tele-Communications, Inc. Albert E. Rosenthaler Chief Tax Officer Liberty TripAdvisor Holdings, Inc. J. David Wargo Founder and President Wargo & Company, Inc. Executive Committee Gregory B. Maffei Chris Mueller Albert E. Rosenthaler Compensation Committee Larry E. Romrell (Chairman) Michael J. Malone J. David Wargo Audit Committee Chris Mueller (Chairman) Michael J. Malone J. David Wargo Nominating & Corporate Governance Committee J. David Wargo (Chairman) Michael J. Malone Larry E. Romrell Senior Officers Gregory B. Maffei President and Chief Executive Officer Richard N. Baer Chief Legal Officer Mark D. Carleton Chief Development Officer Albert E. Rosenthaler Chief Tax Officer Brian J. Wendling Senior Vice President and Chief Financial Officer Corporate Secretary Michael E. Hurelbrink Corporate Headquarters 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5200 Stock Information Series A Common Stock (LTRPA) and Series B Common Stock (LTRPB) trade on the NASDAQ Global Select Market. CUSIP Numbers LTRPA – 531465 102 LTRPB – 531465 201 Transfer Agent Liberty TripAdvisor Holdings, Inc. Shareholder Services c/o Computershare P.O. Box 43023 Providence, RI 02940-3023 Phone: (781) 575-4593 Toll free: (866) 367-6355 www.computershare.com Telecommunication Device for the Deaf (TDD) (800) 952-9245 Investor Relations Courtnee Chun investor@libertytripadvisorholdings.com (844) 826-8736 On the Internet Visit the Liberty TripAdvisor Holdings, Inc. website at www.libertytripadvisorholdings.com. Financial Statements Liberty TripAdvisor Holdings, Inc. financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty TripAdvisor Holdings, Inc. website

BOARD OF DIRECTORS

Gregory B. Maffei
Chairman of the Board, President and Chief Executive Officer
Liberty TripAdvisor Holdings, Inc.

Michael J. Malone
Chief Executive Officer and Principal
Hunters Capital, LLC

Chris Mueller
Managing Partner
Post Closing 360 LLC

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Albert E. Rosenthaler
Chief Tax Officer
Liberty TripAdvisor Holdings, Inc.

J. David Wargo
Founder and President
Wargo & Company, Inc.

EXECUTIVE COMMITTEE

Gregory B. Maffei
Chris Mueller
Albert E. Rosenthaler

COMPENSATION COMMITTEE

Larry E. Romrell (Chairman)
Michael J. Malone
J. David Wargo

AUDIT COMMITTEE

Chris Mueller (Chairman)
Michael J. Malone
J. David Wargo

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

J. David Wargo (Chairman)
Michael J. Malone
Larry E. Romrell

SENIOR OFFICERS

Gregory B. Maffei
President and
Chief Executive Officer

Richard N. Baer
Chief Legal Officer

Mark D. Carleton
Chief Development Officer

Albert E. Rosenthaler
Chief Tax Officer

Brian J. Wendling
Senior Vice President and
Chief Financial Officer

CORPORATE SECRETARY

Michael E. Hurelbrink

CORPORATE HEADQUARTERS

12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

STOCK INFORMATION

Series A Common Stock (LTRPA) and Series B Common Stock (LTRPB) trade on the NASDAQ Global Select Market.

CUSIP NUMBERS

LTRPA – 531465 102
LTRPB – 531465 201

TRANSFER AGENT

Liberty TripAdvisor Holdings, Inc.
Shareholder Services
c/o Computershare
P.O. Box 43023
Providence, RI 02940-3023
Phone: (781) 575-4593
Toll free: (866) 367-6355
www.computershare.com
Telecommunication Device for the Deaf
(TDD) (800) 952-9245

INVESTOR RELATIONS

Courtnee Chun
investor@libertytripadvisorholdings.com
(844) 826-8736

ON THE INTERNET

Visit the Liberty TripAdvisor Holdings, Inc. website at *www.libertytripadvisorholdings.com.*

FINANCIAL STATEMENTS

Liberty TripAdvisor Holdings, Inc. financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty TripAdvisor Holdings, Inc. website.